PROSPECTUS SUPPLEMENT
(To Prospectus dated January 25, 1996)

                                 $2,500,000,000

                   CHRYSLER FINANCIAL CORPORATION [logotype]

                          Medium-Term Notes, Series Q
                    Due 9 Months or More From Date of Issue

                                ----------------

      Chrysler Financial Corporation (the "Company") may offer from time to time its Medium-Term Notes, Series Q (the "Notes") with an aggregate initial public offering price or purchase price of up to $2,500,000,000 or the equivalent thereof in one or more foreign or composite currencies, subject to reduction as a result of the sale of other securities of the Company. Each Note will mature nine months or more from its date of issue and may be subject to redemption at the option of the Company or repayment at the option of the Holder thereof, in each case, in whole or in part, prior to maturity, as set forth therein and specified in a pricing supplement to this Prospectus Supplement (each, a "Pricing Supplement"). Each Note will be denominated in the currency designated by the Company (the "Specified Currency"). Unless otherwise described in the applicable Pricing Supplement, Notes denominated in U.S. Dollars will be issued in denominations of $1,000 or any integral multiple of $1,000. If the Notes are to be denominated in one or more foreign currencies or currency units, then the provisions with respect thereto (including authorized denominations) and currency exchange rate information will be set forth in the applicable Pricing Supplement.

      Each Note will bear interest from the date of original issuance at a fixed rate (a "Fixed Rate Note"), which may be zero in the case of certain Notes issued at a price representing a discount from the principal amount payable at maturity, or at a floating rate (a "Floating Rate Note") determined by reference to one or more of the Commercial Paper Rate, LIBOR, the Treasury Rate, the CD Rate, the Federal Funds Rate, the Prime Rate or such other base rate or interest rate formula as may be specified in the applicable Pricing Supplement, and may be adjusted by a "Spread" and/or "Spread Multiplier," if any, each as defined herein. Unless otherwise indicated in the applicable Pricing Supplement, interest on each Fixed Rate Note will be payable semiannually in arrears on each February 15 and August 15 and at maturity or, if applicable, upon redemption or repayment. The Specified Currency, interest rate or interest rate formula, issue price, maturity, interest payment dates, redemption provisions and certain other terms with respect to each Note will be established at the time of issuance and set forth in a Pricing Supplement.

      Each Note will initially be represented by a global security registered in the name of a nominee of The Depository Trust Company ("DTC") or another depositary (DTC or such other depositary, if any, described in the applicable Pricing Supplement is herein referred to as the "Depository") (a "Book-Entry Note"). Beneficial ownership interests in Book-Entry Notes will be shown on, and the transfer thereof will be effected only through, records maintained by the Depository's participants. Owners of beneficial interests in Book-Entry Notes will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described herein. See "Book-Entry System." Owners of beneficial interests in Book-Entry Notes will not be considered the holders thereof.

                                ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
           SUPPLEMENT, ANY PRICING SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================
                Price to        Agents' Discounts and             Proceeds to
                Public(1)          Commissions(2)                Company(2)(3)
                ---------       ---------------------            -------------
Per Note...       100%               .125%-.925%                99.875%-99.075%

Total(4)...  $2,500,000,000    $3,125,000-$23,125,000    $2,496,875,000-$2,476,875,000

===============================================================================

(1) Unless otherwise specified in the applicable Pricing Supplement, the price to public will be 100% of the principal amount.

(2) The Company will pay a commission to Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated or Salomon Brothers Inc (each an "Agent" and together the "Agents") in the form of a discount, ranging from .125% to .925% of the principal amount of the Notes sold through such Agent, depending upon its Stated Maturity (as defined herein) and the rating assigned to such Notes by nationally recognized securities rating agencies, except that the commission payable by the Company to the Agents with respect to Notes with maturities of greater than thirty years will be negotiated at the time the Company issues such Notes. The Company has reserved the right to sell Notes directly to investors on its own behalf, in which case no commission will be payable. The Company may sell Notes to an Agent, as principal, at a discount for resale to one or more investors and other purchasers at varying prices related to prevailing market prices at the time of resale, as determined by such Agent, or, if so agreed, on a fixed public offering price basis. Unless otherwise indicated in the applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to an agency sale of a Note with an identical Stated Maturity, and may be resold by such Agent to investors and other purchasers as described above.

(3) Before deducting expenses payable by the Company estimated to be $625,000. The Company has agreed to indemnify each Agent against certain liabilities, including liabilities under the Securities Act of 1933.

(4) Or the equivalent thereof in one or more foreign or composite currencies.

                                ----------------

      The Notes are being offered on a continuous basis by the Company through the Agents, each of which has agreed to use their reasonable efforts to solicit offers to purchase Notes. The Company may also sell Notes to any Agent, acting as principal, for resale to one or more investors and other purchasers. The Company also may sell Notes directly on its own behalf. Unless otherwise indicated in the applicable Pricing Supplement, the Notes will not be listed on any securities exchange and there can be no assurance that the maximum amount of Notes offered by this Prospectus Supplement will be sold or that there will be a secondary market for the Notes. The Company reserves the right to withdraw, cancel or modify the offer made hereby without notice. The Company or any Agent may reject any offer to purchase Notes, in whole or in part. See "Plan of Distribution."

                                ----------------

Merrill Lynch & Co.                                        Salomon Brothers Inc

                                ----------------

          The date of this Prospectus Supplement is February 2, 1996.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT OR THE PROSPECTUS.

                                  -----------

                                  PRIOR SALES

      The Company commenced offering the Notes on December 20, 1995. As of February 2, 1996, the Company had issued $400,000,000 principal amount of Notes.

                              DESCRIPTION OF NOTES

      The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth under the heading "Description of Debt Securities" in the Prospectus, to which reference is hereby made. The following description will apply to each Note unless otherwise specified in the applicable Pricing Supplement. Capitalized terms not defined herein have the meanings ascribed to them in the Indenture (defined below) and/or the Notes.

General

      The Notes constitute a single series of Debt Securities of the Company issued under an Indenture dated as of February 15, 1988, as amended (the "Indenture"), between the Company and Manufacturers Hanover Trust Company, which has been succeeded by United States Trust Company of New York as successor trustee (the "Trustee"), which Indenture is more fully described in the accompanying Prospectus. See the Prospectus for a further description of the Trustee and the Notes, including the covenants, modification provisions and events of default relating to the Notes.

      The Notes are being offered on a continuous basis by the Company through the Agents. The Notes will rank pari passu with all existing and future unsecured and unsubordinated indebtedness of the Company. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder. As of the date of this Prospectus Supplement, the Company has authorized the issuance and sale of up to $2,500,000,000 (or the equivalent thereof denominated in one or more foreign currencies or composite currencies) aggregate principal amount of Notes, subject to reduction as a result of the sale of other securities of the Company. Each Note will mature nine months or more from its date of issue, as selected by the purchaser and agreed to by the Company and may be subject to redemption or repayment prior to its Stated Maturity (as defined below). Notes may be issued at significant discounts from their principal amount payable on the Stated Maturity (or on any prior date on which the principal or an installment of principal of a Note becomes due and payable, whether by the declaration of acceleration, call for redemption at the option of the Company, repayment at the option of the holder or otherwise) (each such date, a "Maturity"), and some Notes may not bear interest. See "Redemption" and "Repayment at the Option of the Holder" below. Unless otherwise indicated in the applicable Pricing Supplement, currency amounts in this Prospectus Supplement, the accompanying Prospectus and any Pricing Supplement are stated in United States dollars ("$", "U.S.$" or "U.S. Dollars").

      Unless otherwise specified in such Note and described in the applicable Pricing Supplement, the Notes will be denominated in U.S. Dollars and payments of principal, premium, if any, and any interest on the Notes will be made in U.S. Dollars. If any Note is to be denominated other than exclusively in U.S. Dollars, or if the principal of, premium, if any, or any interest on the Note is to be payable in one or more currencies (or currency units or in amounts determined by reference to an index or indices) other than that in which such
Note is denominated, additional information with respect thereto (including authorized denominations and applicable exchange rate information) will be provided in the applicable Pricing Supplement. Unless otherwise described in the applicable Pricing Supplement, Notes denominated in U.S. Dollars will be issued in denominations of $1,000 or any integral multiple of $1,000.

      Interest rates offered by the Company with respect to the Notes may differ depending upon, among other things, the aggregate principal amount of the Notes purchased in any single transaction. Interest rates, interest rate formulae and other variable terms of the Notes are subject to change by the Company from time to time, but no such change will affect any Note already issued or as to which an offer to purchase has been accepted by the Company.

      Each Note will be issued initially as a Book-Entry Note in fully registered form without coupons. Except as set forth under "Book-Entry System," owners of beneficial interests in Book-Entry Notes will not be entitled to physical delivery of Notes in certificated form (each a "Certificated Note"). Beneficial interests in Book-Entry Notes may be transferred through a participating member of the Depository. All references herein to holders will be, with respect to Book-Entry Notes, to the Depository or its nominee. See "Book-Entry System."

      Upon issuance thereof in the limited circumstances described in "Book-Entry System," Certificated Notes will be exchangeable for Certificated Notes in other authorized denominations, in an equal aggregate principal amount and otherwise bearing identical terms and provisions, in accordance with the provisions of the Indenture. Certificated Notes may be presented for registration of transfer or for exchange at the office of the Registrar in The City of New York designated for such purpose. No service charge will be made for any transfer or exchange of any Certificated Note, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

      The Pricing Supplement relating to a Note will describe the following terms: (i) whether such Note is a Fixed Rate Note or a Floating Rate Note; (ii) whether such Note is a Discount Note (as defined below), and, if so, the total amount of original issue discount, the amount of original issue discount allocable to the initial accrual period, and the yield to maturity of such Note; (iii) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Note will be issued (the "Issue Price"); (iv) the date on which such Note will be issued (the "Original Issue Date"); (v) the date on which such Note will mature (the "Stated Maturity"); (vi) if such Note is a Fixed Rate Note, the rate per annum at which such Note will bear interest, if any; (vii) if such Note is a Floating Rate Note, the Base Rate (as defined below), the Initial Interest Rate, the Interest Reset Period, the Interest Payment Dates, the Index Maturity, the Maximum Interest Rate, if any, the Minimum Interest Rate, if any, the Spread and/or Spread Multiplier, if any (all as defined below) and any other terms relating to the particular method of calculating the interest rate for such Note; (viii) whether such Note may be redeemed at the option of the Company, or repaid at the option of the holder, prior to the Stated Maturity, and, if so, the provisions relating to such redemption or repayment, including, in the case of a Discount Note, the information necessary to determine the amount due upon redemption or repayment;
(ix) the Specified Currency in which such Note is denominated; and (x) any other terms of such Note not inconsistent with the provisions of the relevant Indenture.

      Unless otherwise specified in a Note and described in the applicable Pricing Supplement, "Business Day" with respect to any Note means any day, other than a Saturday or Sunday, that is (i) not a day on which banking institutions are authorized or required by law, regulation or executive order to be closed in The City of New York and (ii) if such Note is a LIBOR Note (as defined below), a London Business Day. "London Business Day" means (a) if the Index Currency (as defined below) is other than the European Currency Unit ("ECU"), any day on which dealings in deposits in such Index Currency are transacted in the London interbank market or (b) if the Index Currency is the ECU, any day that is not designated as an ECU Non-Settlement Date by the ECU Banking Association in Paris or otherwise generally regarded in the ECU interbank market as a day on which payments on ECUs shall not be made.

      Notes may be issued as discounted securities (bearing no interest or interest at rates which at the time of issuance are below market rates), at prices below their stated principal amounts, which securities will provide that upon redemption or acceleration of the maturity thereof amounts less than the principal amounts thereof shall become due and payable, or as other Notes which for United States Federal income tax purposes would be considered to have original issue discount ("Discount Notes"). See "Certain United States Federal Income Tax Considerations." Certain additional considerations relating to any Discount Notes may be described in the Pricing Supplement relating thereto.

      Unless otherwise specified in a Note and described in the applicable Pricing Supplement, if the principal of any Discount Note is declared to be, or automatically becomes, due and payable immediately as described in the accompanying Prospectus under "Description of Debt Securities -- Events of Default," the amount of principal due and payable with respect to such Note shall be the Amortized Face Amount of such Note calculated as of the date of such acceleration of the maturity of such Note. The "Amortized Face Amount" of a Discount Note as of any date for which a calculation is being made shall be an amount equal to the sum of (i) the aggregate principal amount of such Note multiplied by the Issue Price plus (ii) the portion of the difference between the Issue Price and the principal amount of such Note that has accrued at the yield to maturity set forth in the Pricing Supplement (computed in accordance with generally accepted United States bond yield computation principles) to the date with respect to which such calculation is being made, but in no event shall the Amortized Face Amount of a Discount Note exceed its principal amount.

      The initial Paying Agent, Registrar and Transfer Agent for the Notes is Chemical Bank, acting through its principal corporate trust offices in The City of New York. The Company reserves the right at any time to vary or terminate the appointment of the Paying Agent, Registrar and the Transfer Agent and to appoint additional Paying Agents, Registrars and Transfer Agents and to approve any change in the office through which the Paying Agent, Registrar or Transfer Agent acts, provided that, so long as any Notes remain outstanding, there will at all times be a Paying Agent in The City of New York and the Company will maintain in The City of New York one or more offices or agencies where Notes may be presented for registration of transfer and exchange.

      Payments of principal of, and premium and interest, if any, on Book-Entry Notes will be made by the Company through the Paying Agent to the Depository. See "Book-Entry System."

      Upon issuance thereof in the limited circumstances described in "Book-Entry System," payments of interest on a Certificated Note (other than interest payable at Maturity) will be made, except as provided below, by check mailed to the Person in whose name such Note is registered in the Security Register (the "Registered Holder"). Notwithstanding the foregoing, a Holder of $10,000,000 or more in aggregate principal amount of Certificated Notes of like tenor and term shall be entitled to receive such U.S. dollar payments by wire transfer of immediately available funds, but only if appropriate wire transfer instructions have been received in writing by the Trustee not later than fifteen calendar days prior to the applicable Interest Payment Date. Principal and any premium and interest payable at the Maturity of a Certificated Note will be paid in immediately available funds upon surrender of such Note at the corporate trust office or agency of the Paying Agent in The City of New York.

Interest

   General

      Unless otherwise specified in an applicable Pricing Supplement, each Note will bear interest from and including its Original Issue Date at the rate per annum or, in the case of a Floating Rate Note, pursuant to the interest rate formula stated therein and in the applicable Pricing Supplement until the principal thereof is paid or made available for payment. Interest will be payable in arrears on each date specified in the applicable Pricing Supplement on which an installment of interest is due and payable (each such day being an "Interest Payment Date") and at Maturity. Unless otherwise specified in the applicable Pricing Supplement, the "Regular Record Date" with respect to any Interest Payment Date for a Floating Rate Note shall be the date (whether or not a Business Day) fifteen calendar days immediately preceding such Interest Payment Date, and for a Fixed Rate Note (unless otherwise specified in the applicable Pricing Supplement) shall be the February 1 or August 1 (whether or not a Business Day) immediately preceding such Interest Payment Date. Interest payable and punctually paid or duly provided for on any Interest Payment Date will be paid to the Registered Holder at the close of business on the Regular Record Date immediately preceding such Interest Payment Date; provided, however, that in the case of a Note issued between a Regular Record Date and the related Interest Payment Date, interest for the period beginning on the Original Issue Date for such Note and ending on such Interest Payment Date shall be paid on the first succeeding Interest Payment Date to the Registered Holder of such Note on the related Regular Record Date, and provided, further, that interest payable at Maturity will be payable to the Person to whom principal shall be payable.

   Fixed Rate Notes

      Unless otherwise specified in an applicable Pricing Supplement, each Fixed Rate Note will bear interest from, and including, its Original Issue Date, or the most recent date to which interest has been paid or duly provided for, to, but excluding, the Interest Payment Date or Maturity, as the case may be, at the rate per annum stated on the face thereof until the principal amount thereof is paid or made available for payment. Unless otherwise set forth in the applicable Pricing Supplement, interest on each Fixed Rate Note will be payable semiannually in arrears on each February 15 and August 15 and at Maturity. Each payment of interest on a Fixed Rate Note in respect of an Interest Payment Date shall include interest accrued through the day before such Interest Payment Date. Unless otherwise specified in an applicable Pricing Supplement, interest on Fixed Rate Notes will be computed on the basis of a 360-day year of twelve 30-day months. Any payment required to be made in respect of a Fixed Rate Note on a date that is not a Business Day for such Note need not be made on such date, but may be made on the first succeeding Business Day with the same force and effect as if made on such date, and no additional interest shall accrue as a result of such delayed payment.

   Floating Rate Notes

      Each Floating Rate Note will bear interest from and including its Original Issue Date in accordance with the interest rate formula specified therein until the principal thereof is paid or otherwise made available for payment. The interest rate on such Note for each Interest Reset Period (as defined below) will be determined by reference to an interest rate basis (the "Base Rate"), plus or minus the Spread, if any, and/or multiplied by the Spread Multiplier, if any, or pursuant to an interest rate formula. The "Spread" is the number of basis points (one basis point equals one one-hundredth of a percentage point) that may be specified in the applicable Pricing Supplement as being applicable to such Note, and the "Spread Multiplier" is the percentage that may be specified in the applicable Pricing Supplement as being applicable to such Note. The applicable Pricing Supplement will designate one or more of the following Base Rates as applicable to a Floating Rate Note: (i) LIBOR (a "LIBOR Note"), (ii) the Commercial Paper Rate (a "Commercial Paper Rate Note"),
(iii) the Treasury Rate (a "Treasury Rate Note"), (iv) the CD Rate (a "CD Rate Note"), (v) the Federal Funds Rate (a "Federal Funds Rate Note"), (vi) the Prime Rate (a "Prime Rate Note") or (vii) such other Base Rate or interest rate formula as is set forth in such Pricing Supplement and in such Note. In addition, a Floating Rate Note may bear interest in respect of two or more Base Rates. The "Index Maturity" for any Note is the period of maturity of the instrument or obligation from which the Base Rate is calculated. "H.15(519)" means the publication entitled "Statistical Release H.15(519), Selected Interest Rates," or any successor publication, published by the Board of Governors of the Federal Reserve System.

      Unless otherwise provided in the applicable Pricing Supplement, each Base Rate shall be the rate determined in accordance with the applicable provisions below. Except as set forth above or in an applicable Pricing Supplement, the interest rate in effect on each day shall be (a) if such day is an Interest Reset Date (as defined below), the interest rate determined with respect to the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (b) if such day is not an Interest Reset Date, the interest rate determined with respect to the Interest Determination Date immediately preceding the next preceding Interest Reset Date.

      As specified in the applicable Pricing Supplement, a Floating Rate Note may also have either or both of the following (in each case expressed as a rate per annum on a simple interest basis); (i) a maximum limitation, or ceiling, on the rate at which interest may accrue during any interest period ("Maximum Interest Rate") and (ii) a minimum limitation, or floor, on the rate at which interest may accrue during any interest period ("Minimum Interest Rate"). In addition to any Maximum Interest Rate that may be applicable to any Floating Rate Note, the interest rate on a Floating Rate Note will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

      The Company will appoint, and enter into an agreement with, First Trust of New York, National Association (the "Calculation Agent") to calculate interest rates on Floating Rate Notes. The interest rate on each Floating Rate Note will be reset daily, weekly, monthly, quarterly, semiannually or annually (such period being the "Interest Reset Period" for such Note, and the first day of each Interest Reset Period being an "Interest Reset Date") as specified in the applicable Pricing Supplement. Unless otherwise specified in the applicable Pricing Supplement, the Interest Reset Date will be, in the case of Floating Rate Notes that reset daily, each Business Day; in the case of Floating Rates Notes (other than Treasury Rate Notes) that reset weekly, Wednesday of each week; in the case of Treasury Rate Notes that reset weekly, Tuesday of each week (except as provided below); in the case of Floating Rate Notes that reset monthly, the third Wednesday of each month; in the case of Floating Rate Notes that reset quarterly, the third Wednesday of March, June, September and December of each year; in the case of Floating Rate Notes that reset semiannually, the third Wednesday of March and September; and, in the case of Floating Rate Notes that reset annually, the third Wednesday of September; provided, however, that, unless otherwise specified in the applicable Pricing Supplement, the interest rate in effect from the Original Issue Date to but excluding the first Interest Reset Date with respect to such Floating Rate Note will be the Initial Interest Rate (as set forth in the applicable Pricing Supplement). If any Interest Reset Date for any Floating Rate Note would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the first succeeding Business Day, except that, in the case of a LIBOR Note, if such Business Day is in the next succeeding calendar month, such Interest Reset Date shall be the immediately preceding Business Day.

      Unless otherwise specified in the applicable Pricing Supplement, interest payable in respect of Floating Rate Notes shall be the accrued interest from and including the Original Issue Date or the last date to which interest has been paid, as the case may be, to but excluding the applicable Interest Payment Date or Maturity, as the case may be.

      With respect to a Floating Rate Note, accrued interest shall be calculated by multiplying the principal amount of such Note by an accrued interest factor. Such accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which accrued interest is being calculated. Unless otherwise specified in the applicable Pricing Supplement, the interest factor for each such day will be computed by dividing the interest rate in effect on such day by 360, in the case of LIBOR Notes, Commercial Paper Rate Notes, CD Rate Notes, Federal Funds Rate Notes and Prime Rate Notes, or by the actual number of days in the year, in the case of Treasury Rate Notes. Unless otherwise specified in an applicable Pricing Supplement, the interest factor for Notes for which the interest rate is calculated with reference to two or more Base Rates will be calculated in each period in the same manner as if only one of the applicable Base Rates applied. For purposes of making the foregoing calculation, the interest rate in effect on any Interest Reset Date will be the applicable rate as reset on such date.

      Unless otherwise specified in the applicable Pricing Supplement, all percentages resulting from any calculation of the rate of interest of a Floating Rate Note will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655) and 9.876544% (or .09876544) being rounded to
9.87654% (or .0987654)), and all dollar amounts used in or resulting from such calculation on Floating Rate Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

      Unless otherwise indicated in the applicable Pricing Supplement and except as provided below, interest will be payable, in the case of Floating Rate Notes that reset daily, weekly, or monthly, on the third Wednesday of each month or on the third Wednesday of March, June, September and December of each year, as specified in the applicable Pricing Supplement; in the case of Floating Rate Notes that reset quarterly, on the third Wednesday of March, June, September and December of each year; in the case of Floating Rate Notes that reset semiannually, on the third Wednesday of March and September; and, in the case of Floating Rate Notes that reset annually, on the third Wednesday of September and, in all such cases, at Maturity. If an Interest Payment Date with respect to any Floating Rate Note (other than an Interest Payment Date at Maturity) would otherwise be a day that is not a Business Day, such Interest Payment Date shall be postponed to the first succeeding Business Day, except that, in the case of a LIBOR Note, if such Business Day falls in the next calendar month, such Interest Payment Date shall be the immediately preceding Business Day. If the Maturity of a Floating Rate Note falls on a day that is not a Business Day, the payment of principal, premium, if any, and interest will be made on the next succeeding Business Day, and no interest on such payment shall accrue for the period from and after such Maturity.

      The interest rate applicable to each Interest Reset Period commencing on the Interest Reset Date with respect to such Interest Reset Period will be the rate determined as of the applicable "Interest Determination Date." Unless otherwise specified in the applicable Pricing Supplement, the Interest Determination Date with respect to the CD Rate, the Commercial Paper Rate, the Federal Funds Rate and the Prime Rate will be the second Business Day preceding each Interest Reset Date for the related Note; the Interest Determination Date with respect to LIBOR will be the second London Business Day preceding each Interest Reset Date. With respect to the Treasury Rate, unless otherwise specified in an applicable Pricing Supplement, the Interest Determination Date will be the day in the week in which the related Interest Reset Date falls on which day Treasury bills (as defined below) are normally auctioned (Treasury bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday); provided, however, that if an auction is held on the Friday of the week preceding the related Interest Reset Date, the related Interest Determination Date will be such preceding Friday; and provided, further, that if an auction falls on any Interest Reset Date, then the related Interest Reset Date will instead by the first Business Day following such auction. Unless otherwise specified in the applicable Pricing Supplement, the Interest Determination Date pertaining to a Floating Rate Note the interest rate of which is determined with reference to two or more Base Rates will be the latest Business Day which is at least two Business Days prior to such Interest Reset Date for such Floating Rate Note on which each Base Rate is determinable. Each Base Rate will be determined as of such date, and the applicable interest rate will take effect on the related Interest Reset Date. Unless otherwise specified in the applicable Pricing Supplement, the "Calculation Date," if applicable, pertaining to any Interest Determination Date will be the earlier of (i) the tenth calendar day after such Interest Determination Date, or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day preceding the applicable Interest Payment Date or Maturity, as the case may be.

      Upon the request of the Holder of any Floating Rate Note, the Calculation Agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next Interest Reset Date with respect to such Note.

      Commercial Paper Rate Notes. Each Commercial Paper Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

      Unless otherwise specified in the applicable Pricing Supplement, "Commercial Paper Rate" means, with respect to any Interest Determination Date relating to a Commercial Paper Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the Commercial Paper Rate (a "Commercial Paper Rate Determination Date"), the Money Market Yield (calculated as described below) on such Commercial Paper Rate Determination Date of the rate for commercial paper having the Index Maturity specified in the applicable Pricing Supplement, as such rate shall be published by the Board of Governors of the Federal Reserve System in H.15(519) under the heading "Commercial Paper." In the event that such rate is not so published prior to 9:00 a.m., New York City time, on the Calculation Date pertaining to such Commercial Paper Rate Determination Date, then the "Commercial Paper Rate" shall be the Money Market Yield on such Commercial Paper Rate Determination Date of the rate for commercial paper of the specified Index Maturity as published by the Federal Reserve Bank of New York in its daily statistical release "Composite 3:30 p.m. Quotations for U.S. Government Securities" or any successor publication of the Federal Reserve Bank of New York ("Composite Quotations") under the heading "Commercial Paper" (with an Index Maturity of one month or three months being deemed to be equivalent to an Index Maturity of 30 days or 90 days, respectively). If by 3:00 p.m., New York City time, on such Calculation Date such rate is not yet published in either H.15(519) or Composite Quotations, then the "Commercial Paper Rate" for such Commercial Paper Rate Determination Date shall be calculated by the Calculation Agent and shall be the Money Market Yield of the arithmetic mean of the offered per annum rates (quoted on a bank discount basis), as of 11:00 a.m., New York City time, on such Commercial Paper Rate Determination Date, of three leading dealers of commercial paper in The City of New York (any of which may be an Agent or an affiliate of an Agent) selected by the Calculation Agent for commercial paper of the specified Index Maturity placed for an industrial issuer whose bond rating is "AA" or the equivalent, from a nationally recognized rating agency; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting offered rates as mentioned in this sentence, the "Commercial Paper Rate" for such Commercial Paper Rate Determination Date will be the same as the Commercial Paper Rate in effect on such Commercial Paper Rate Determination Date.

      "Money Market Yield" shall be a yield (expressed as a percentage rounded upwards to the nearest one hundred-thousandth of a percentage point) calculated in accordance with the following formula:

                                         D x 360
                Money Market Yield =  -------------  x 100
                                      360 - (D x M)

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the interest period for which interest is being calculated.

      LIBOR Notes. Each LIBOR Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to LIBOR and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

      Unless otherwise specified in the applicable Pricing Supplement, "LIBOR" means the rate determined by the Calculation Agent in accordance with the following provisions:

      With respect to an Interest Determination Date relating to a LIBOR Note or any Floating Rate Note for which the interest rate is determined with reference to LIBOR (a "LIBOR Determination Date"), LIBOR will be either: (a) if "LIBOR Reuters" is specified in the applicable Pricing Supplement, the arithmetic mean of the offered rates (unless the specified Designated LIBOR Page (as defined below) by its terms provides only for a single rate, in which case such single rate shall be used) for deposits in the Index Currency (as defined below) having the Index Maturity designated in the applicable Pricing Supplement, commencing on the second London Business Day immediately following that LIBOR Determination Date, that appear on the Designated LIBOR Page specified in the applicable Pricing Supplement as of 11:00 a.m. London time, on that LIBOR Determination Date, if at least two such offered rates appear (unless, as aforesaid, only a single rate is required) on such Designated LIBOR Page, or (b) if "LIBOR Telerate" is specified in the applicable Pricing Supplement, the rate for deposits in the Index Currency having the Index Maturity designated in the applicable Pricing Supplement commencing on the second London Business Day immediately following that LIBOR Determination Date that appears on the Designated LIBOR Page specified in the applicable Pricing Supplement as of 11:00 a.m. London time, on that LIBOR Determination Date. If fewer than two offered rates appear, or no rate appears, as applicable, LIBOR in respect of the related LIBOR Determination Date will be determined as if the parties had specified the rate described in clause (ii) below.

      With respect to a LIBOR Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the applicable Designated LIBOR Page as specified in clause (i) above, the Calculation Agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in the Index Currency for the period of the Index Maturity designated in the applicable Pricing Supplement, commencing on the second London Business Day immediately following such LIBOR Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such LIBOR Determination Date and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time. If at least two such quotations are provided, LIBOR determined on such LIBOR Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR determined on such LIBOR Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., (or such other time specified in the applicable Pricing Supplement), in the applicable Principal Financial Center (as defined below), on such LIBOR Determination Date by three major banks in such Principal Financial Center selected by the Calculation Agent for loans in the Index Currency to leading European banks, having the Index Maturity designated in the applicable Pricing Supplement and in a principal amount that is representative for a single transaction in such Index Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined on such LIBOR Determination Date will be LIBOR in effect on such LIBOR Determination Date.

      "Index Currency" means the currency (including composite currencies) specified in the applicable Pricing Supplement as the currency for which LIBOR shall be calculated. If no such currency is specified in the applicable Pricing Supplement, the Index Currency shall be U.S. Dollars.

      "Designated LIBOR Page" means either (a) if "LIBOR Reuters" is designated in the applicable Pricing Supplement, the display on the Reuters Monitor Money Rates Service for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency, or (b) if "LIBOR Telerate" is designated in the applicable Pricing Supplement, the display on the Dow Jones Telerate Service for the purpose of displaying the London interbank rates of major banks for the applicable Index Currency. If neither LIBOR Reuters nor LIBOR Telerate is specified in the applicable Pricing Supplement, LIBOR for the applicable Index Currency will be determined as if LIBOR Telerate (and, if the U.S. Dollar is the Index Currency, LIBOR Page 3750) has been specified.

      "Principal Financial Center" will be the capital city of the country of the specified Index Currency, except that with respect to U.S. dollars and ECUs, the Principal Financial Center shall be The City of New York and Luxembourg, respectively.

      Treasury Rate Notes. Each Treasury Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

      Unless otherwise specified in the applicable Pricing Supplement, "Treasury Rate" means, with respect to any Interest Determination Date relating to a Treasury Rate Note or any Floating Rate Note for which the interest rate is determined by reference to the Treasury Rate (a "Treasury Rate Determination Date"), the rate applicable to the most recent auction of direct obligations of the United States ("Treasury bills") having the Index Maturity specified in the applicable Pricing Supplement, as such rate shall be published in H.15(519) under the heading "U.S. Government Securities -- Treasury bills -- auction average (investment)" or, in the event that such rate is not so published by 3:00 p.m., New York City time, on the Calculation Date pertaining to such Treasury Rate Determination Date, the auction average rate (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) on such Treasury Rate Determination Date as otherwise announced by the United States Department of the Treasury. In the event that the results of the auction of Treasury bills having the specified Index Maturity are not published or reported as provided above by 3:00 p.m., New York City time, on such Calculation Date, or if no such auction is held in a particular week, then the "Treasury Rate" for such Interest Reset Period shall be calculated by the Calculation Agent and shall be the yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on such Treasury Rate Determination Date, of three leading primary United States government securities dealers (any of which may be an Agent or an affiliate of an Agent) selected by the Calculation Agent, for the issue of Treasury bills with a remaining maturity closest to the specified Index Maturity; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting bid rates as mentioned in this sentence, the "Treasury Rate" with respect to such Treasury Rate Determination Date will be the Treasury Rate in effect on such Treasury Rate Determination Date.

      CD Rate Notes. Each CD Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the CD Rate and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

      Unless otherwise specified in the applicable Pricing Supplement, "CD Rate" means, with respect to any Interest Determination Date relating to a CD Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the CD Rate (a "CD Rate Determination Date"), the rate on such CD Rate Determination Date for negotiable certificates of deposit having the Index Maturity designated in the applicable Pricing Supplement, as such rate shall be published in H.15(519) under the heading "CDs (Secondary Market)." In the event that such rate is not so published prior to 3:00 p.m., New York City time, on the Calculation Date pertaining to such CD Rate Determination Date, then the "CD Rate" for such Interest Reset Period shall be the rate on such CD Rate Determination Date for negotiable certificates of deposit of the specified Index Maturity as published in Composite Quotations under the heading "Certificates of Deposit." If, by 3:00 p.m., New York City time, on such Calculation Date, such rate is not yet published in either H.15(519) or Composite Quotations, then the "CD Rate" on such CD Rate Interest Determination Date shall be calculated by the Calculation Agent and will be the arithmetic mean of the secondary market offered rates as of 10:00 a.m., New York City time, on such CD Rate Determination Date, of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in The City of New York (any of which may be an Agent or an affiliate of an Agent) selected by the Calculation Agent for negotiable certificates of deposit of major United States money market banks (in the market for negotiable certificates of deposit) with a remaining maturity closest to the Index Maturity designated in the applicable Pricing Supplement in an amount that is representative for a single transaction in that market at that time; provided, however, that if the dealers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the CD Rate with respect to such CD Rate Determination Date will be the CD Rate in effect on such CD Rate Determination Date.

      Federal Funds Rate Notes. Each Federal Funds Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the Federal Funds Rate and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

      Unless otherwise specified in the applicable Pricing Supplement, "Federal Funds Rate" means, with respect to any Interest Determination Date relating to a Federal Funds Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the Federal Funds Rate (a "Federal Funds Rate Determination Date"), the rate on such Federal Funds Rate Determination Date for Federal Funds as such rate shall be published in H.15(519) under the heading "Federal Funds (Effective)." In the event that such rate is not so published prior to 3:00 p.m., New York City time, on the Calculation Date pertaining to such Federal Funds Rate Determination Date, then the "Federal Funds Rate" on such Federal Funds Rate Determination Date shall be the rate as published in Composite Quotations under the heading "Federal Funds/Effective Rate." If, by 3:00 p.m., New York City time, on such Calculation Date, such rate is not yet published in either H.15(519) or Composite Quotations, then the "Federal Funds Rate" for such Federal Funds Determination Date will be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight United States Dollar federal funds arranged by three leading brokers of federal funds transactions in The City of New York selected by the Calculation Agent prior to 9:00 a.m., New York City time, on such Federal Funds Rate Determination Date; provided, however, that if the brokers selected as aforesaid by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate with respect to such Federal Funds Rate Determination Date will be the Federal Funds Rate in effect on such Federal Funds Rate Determination Date.

      Prime Rate Notes. Each Prime Rate Note will bear interest for each Interest Reset Period at the interest rate calculated with reference to the Prime Rate and the Spread and/or Spread Multiplier, if any, specified in such Note and in the applicable Pricing Supplement.

      Unless otherwise specified in the applicable Pricing Supplement, the "Prime Rate" means, with respect to any Interest Determination Date relating to a Prime Rate Note or any Floating Rate Note for which the interest rate is determined with reference to the Prime Rate (a "Prime Rate Determination Date"), the rate on such date as such rate is published in H.15(519) under the heading "Bank Prime Loan." If such rate is not published prior to 3:00 p.m., New York City time, on the Calculation Date, then the Prime Rate shall be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen USPRIME1 (as defined below) as such bank's prime rate or base lending rate as in effect for that Prime Rate Determination Date. If fewer than four such rates but more than one such rate appear on the Reuters Screen USPRIME1 for such Prime Rate Determination Date, the Prime Rate shall be the arithmetic mean of the prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Determination Date by four major money center banks in The City of New York selected by the Calculation Agent. If fewer than two such rates appear on the Reuters Screen USPRIME1, the Prime Rate will be determined by the Calculation Agent on the basis of the rates furnished in The City of New York by the appropriate number of substitute banks or trust companies organized and doing business under the laws of the United States, or any State thereof, having total equity capital of at least U.S. $500,000,000 and being subject to supervision or examination by Federal or State authority, selected by the Calculation Agent to provide such rate or rates; provided, however, that if the banks or trust companies selected as aforesaid are not quoting as mentioned in this sentence, the Prime Rate for such Prime Rate Determination Date will be the Prime Rate as determined based on the last such rate published in H.15(519). "Reuters Screen USPRIME1" means the display designated as page "USPRIME1" on the Reuters Monitor Money Rates Service (or such other page as may replace the USPRIME1 page on that service for the purpose of displaying prime rates or base lending rates of major United States banks).

Redemption

      Unless otherwise specified in an applicable Pricing Supplement, the Notes will not be subject to any sinking fund. If provided in an applicable Pricing Supplement, Notes may be subject to redemption, in whole or in part, prior to their Stated Maturity at the option of the Company or through operation of a mandatory or optional sinking fund or analogous provisions. Such Pricing Supplement will set forth the detailed terms of such redemption, including, but not limited to, the date after or on which and the price or prices (including premium, if any) at which such Notes may be redeemed. Unless otherwise specified in the applicable Pricing Supplement, the Company may redeem any Notes that are redeemable and remain outstanding either in whole or in part upon not less than 30 nor more than 60 days' notice.



Repayment at the Option of the Holder

      If provided in an applicable Pricing Supplement, Notes will be subject to repayment at the option of the Holders thereof in accordance with the terms of such Notes on their respective optional repayment dates, if any, as agreed upon by the Company and the purchasers thereof at the time of sale (each, an "Optional Repayment Date"). If no Optional Repayment Date is indicated with respect to a Note, such Note will not be repayable at the option of the Holder thereof prior to its Stated Maturity. Unless otherwise specified in the applicable Pricing Supplement, on any Optional Repayment Date with respect to any Note, such Note will be repayable in whole or in part in increments of $1,000 (provided that any remaining principal amount of such Note shall not be less than the minimum denomination of such Note) at the option of the Holder thereof at a repayment price equal to 100% of the principal amount to be repaid, together with interest thereon payable to the date of repayment.

      Unless otherwise specified in the applicable Pricing Supplement, in order for a Note to be repaid at the option of the Holder, the applicable Trustee must receive the Note, at least 30 days but not more than 60 days prior to the repayment date, with the section entitled "Option to Elect Repayment" on the reverse of the Note duly completed. Exercise of a repayment option by the Holder of a Note will be irrevocable.

Other Provisions; Addenda

      Any provisions with respect to Notes, including the determination of a Base Rate, calculation of the interest rate applicable to a Floating Rate Note, its Interest Payment Dates or any other matter relating thereto may be modified by the terms as specified under "Other Provisions" on the face thereof or in an Addendum relating thereto, if so specified on the face thereof and in the applicable Pricing Supplement.

Foreign-Currency Notes

      If any Note is not to be denominated in U.S. Dollars, certain provisions with respect thereto will be set forth in an applicable Pricing Supplement which will specify the currency or currencies, including composite currencies such as the ECU, in which the principal, premium, if any, and interest, if any, with respect to such Note are to be paid, along with any other terms relating to the non-U.S. Dollar denomination.

Indexed Notes

      Notes also may be issued with the principal amount payable at Maturity and/or interest to be paid thereon to be determined with reference to the price or prices of specified commodities or stocks, the exchange rate of one or more specified currencies (including a composite currency such as the ECU relative to an indexed currency, or such other price or exchange rate as may be specified in a Pricing Supplement relating to such Note ("Indexed Notes"). Holders of such Notes may receive a principal amount at Maturity that is greater than or less than the face amount of the Notes depending upon the relative value at Maturity of the specified indexed item. Information as to the method for determining the principal amount payable at Maturity, certain historical information with respect to the specified indexed item and tax considerations associated with investment in Indexed Notes will be set forth in the applicable Pricing Supplement.

Risks Associated with Indexed Notes

      An investment in Notes indexed, as to principal or interest or both, to one or more values of currencies (including exchange rates between currencies), commodities or interest rate indices entails significant risks that are not associated with similar investments in a conventional fixed-rate debt security. If the interest rate of such a Note is so indexed, it may result in an interest rate that is less than that payable on a conventional fixed-rate debt security issued at the same time, including the possibility that no interest will be paid, and, if the principal amount of such Note is so indexed, the principal amount payable at maturity may be less than the original purchase price of such
Note if allowed pursuant to the terms of such Note, including the possibility that no principal will be paid. The secondary market for such Notes will be affected by a number of factors, independent of the creditworthiness of the issuer and the value of the applicable currency, commodity or interest rate index, including the volatility of the applicable currency, commodity or interest rate index, the time remaining to the maturity of such Notes, the amount outstanding of such Notes and market interest rates. The value of the applicable currency, commodity or interest rate index depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. Additionally, if the formula used to determine the principal amount or interest payable with respect to such Notes contains a multiple or leverage factor, the effect of any change in the applicable currency, commodity or interest rate index will be increased. The historical experiences of the relevant currencies, commodities or interest rate indices should not be taken as an indication of future performance of such currencies, commodities or interest rate indices during the term of any Note. The credit ratings assigned to the Company's medium-term note program are a reflection of the Company's credit status, and, in no way, are a reflection of the potential impact of the factors discussed above, or any other factors, on the market value of the Notes. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in such Notes and the suitability of such Notes in light of their particular circumstances.

                               BOOK-ENTRY SYSTEM

      The Notes will initially be issued in whole or in part as Book-Entry Notes represented by a Global Security (as defined in the accompanying Prospectus) deposited with, or on behalf of, the Depository and registered in the name of the Depository or a nominee of the Depository. Unless otherwise specified in the applicable Pricing Supplement, DTC will be the Depository.

      So long as the Depository for a Global Security, or a nominee of the Depository, is the registered owner of the Global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Notes represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in Book-Entry Notes represented by a Global Security will not be considered the owners or holders thereof under the Indenture, will not be entitled to have Book-Entry Notes represented by such Global Security registered in their names and will not be entitled to physical delivery of Notes in certificated form evidencing their respective beneficial interests therein. A Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any nominee to a successor of the Depository or a nominee of such successor.

      Payments of principal of and any premium and interest on Book-Entry Notes represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. Neither the Company, the Trustee, any Paying Agent nor the Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in Book-Entry Notes represented by a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      The Company expects that the Depository or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, in respect of a Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in Book-Entry Notes represented by such Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

      If the Depository with respect to any Global Security is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days of such time, the Company will issue Certificated Notes in exchange for each Book-Entry Note represented by such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Notes represented by a Global Security and, in such event, will issue Certificated Notes in exchange for the Book-Entry Notes represented by such Global Security. In either instance, an owner of a beneficial interest in a Book-Entry Note will be entitled to have a Certificated Note or Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Note or Notes.

      DTC has advised the Company and the Agents as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for persons that have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movements of securities certificates. DTC's participants include securities brokers and dealers (including the Agents), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

      DTC has also advised the Company and the Agents that, upon the issuance by the Company of Book-Entry Notes represented by a Global Security, DTC will credit on its book-entry registration and transfer system the respective principal amounts of the Book-Entry Notes represented by such Global Security to the accounts of participants. The accounts to be credited shall be designated by the applicable Agent or by the Company if such Notes are offered and sold directly by the Company. Ownership of beneficial interests in Book-Entry Notes represented by a Global Security registered in the name of DTC or its nominee will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in Book-Entry Notes represented by a Global Security registered in the name of DTC or its nominee will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of participants), or by participants or persons that may hold interests through participants (with respect to beneficial interests of persons other than participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in Book-Entry Notes.


            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate or trust the income of which is subject to United States Federal income taxation regardless of its source or (iv) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

U.S. Holders

      Payments of Interest. Payments of interest on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting).

      Original Issue Discount. The following summary is a general discussion of the United States Federal income tax consequences to U.S. Holders of the purchase, ownership and disposition of Notes issued with original issue discount ("Discount Notes"). The following summary is based upon final Treasury regulations (the "OID Regulations") issued by the Internal Revenue Service ("IRS") on January 27, 1994 under the original issue discount provisions of the Internal Revenue Code of 1986, as amended (the "Code").

      For United States Federal income tax purposes, original issue discount is the excess of the stated redemption price at maturity of a Note over its issue price, if such excess equals or exceeds a de minimis amount (generally 1/4 of 1% of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date or, in the case of a Note providing for the payment of any amount other than qualified stated interest (as defined below) prior to maturity, multiplied by the weighted average maturity of such Note). The issue price of each Note in an issue of Notes equals the first price at which a substantial amount of such Notes has been sold (ignoring sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The stated redemption price at maturity of a Note is the sum of all payments provided by the Note other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. In addition, under the OID Regulations, if a Note bears interest for one or more accrual periods at a rate below the rate applicable for the remaining term of such Note (e.g., Notes with teaser rates or interest holidays), and if the greater of either the resulting foregone interest on such Note or any "true" discount on such Note (i.e., the excess of the Note's stated principal amount over its issue price) equals or exceeds a specified de minimis amount, then the stated interest on the Note would be treated as original issue discount rather than qualified stated interest.

      Payments of qualified stated interest on a Note are taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). A U.S. Holder of a Discount Note must include original issue discount in income as ordinary interest for United States Federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder's regular method of tax accounting. In general, the amount of original issue discount included in income by the initial U.S. Holder of a Discount Note is the sum of the daily portions of original issue discount with respect to such Discount Note for each day during the taxable year (or portion of the taxable year) on which such U.S. Holder held such Discount Note. The "daily portion" of original issue discount on any Discount Note is determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. An "accrual period" may be of any length and the accrual periods may vary in length over the term of the Discount Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The amount of original issue discount allocable to each accrual period is generally equal to the difference between (i) the product of the Discount Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and
(ii) the amount of any qualified stated interest payments allocable to such accrual period. The "adjusted issue price" of a Discount Note at the beginning of any accrual period is the sum of the issue price of the Discount Note plus the amount of original issue discount allocable to all prior accrual periods minus the amount of any prior payments on the Discount Note that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods.

      A U.S. Holder who purchases a Discount Note for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts payable on the Discount Note after the purchase date other than payments of qualified stated interest will be considered to have purchased the Discount Note at an "acquisition premium." Under the acquisition premium rules, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such Discount Note for any taxable year (or portion thereof in which the U.S. Holder holds the Discount
Note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

      Under the OID Regulations, Floating Rate Notes and Indexed Notes ("Variable Notes") are subject to special rules whereby a Variable Note will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total noncontingent principal payments due under the Variable Note by more than a specified de minimis amount and (b) it provides for stated interest, paid or compounded at least annually, at current values of (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

      A "qualified floating rate" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Note is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than zero but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than zero but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Note (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Note's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor) may, under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless such cap or floor is fixed throughout the term of the Note. An "objective rate" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based upon (i) one or more qualified floating rates,
(ii) one or more rates where each rate would be a qualified floating rate for a debt instrument denominated in a currency other than the currency in which the Variable Note is denominated, (iii) either the yield or changes in the price of one or more items of actively traded personal property (other than stock or debt of the issuer or a related party) or (iv) a combination of objective rates. The OID Regulations also provide that other variable interest rates may be treated as objective rates if so designated by the IRS in the future. Despite the foregoing, a variable rate of interest on a Variable Note will not constitute an objective rate if it is reasonably expected that the average value of such rate during the first half of the Variable Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Variable Note's term. A "qualified inverse floating rate" is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds. The OID Regulations also provide that if a Variable Note provides for stated interest at a fixed rate for an initial period of less than one year followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the Variable Note's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

      If a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations, then any stated interest on such Note which is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations will generally not be treated as having been issued with original issue discount unless the Variable Note is issued at a "true" discount (i.e., at a price below the Note's stated principal amount) in excess of a specified de minimus amount. Original issue discount on such a Variable Note arising from "true" discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Note.

      In general, any other Variable Note that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of original issue discount and qualified stated interest on the Variable Note. The OID Regulations generally require that such a Variable Note be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Note's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Note is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Note. In the case of a Variable Note that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Note provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Note as of the Variable Note's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Note is then converted into an "equivalent" fixed rate debt instrument in the manner described above.

      Once the Variable Note is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of original issue discount and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general original issue discount rules to the "equivalent" fixed rate debt instrument and a U.S. Holder of the Variable Note will account for such original issue discount and qualified stated interest as if the U.S. Holder held the "equivalent" fixed rate debt instrument. Each accrual period appropriate adjustments will be made to the amount of qualified stated interest or original issue discount assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Variable Note during the accrual period.

      U.S. Holders should be aware that on December 15, 1994, the IRS released proposed amendments to the OID Regulations which would broaden the definition of an objective rate and would further clarify certain other provisions contained in the OID Regulations. If ultimately adopted, these amendments to the OID Regulations generally would be effective for debt instruments issued 60 days or more after the date on which such proposed amendments are finalized.

      If a Variable Note does not qualify as a "variable rate debt instrument" under the OID Regulations, then the Variable Note would be treated as a contingent payment debt obligation. It is not entirely clear under current law how a Variable Note would be taxed if such Note were treated as a contingent payment debt obligation. The proper United States Federal income tax treatment of Variable Notes that are treated as contingent payment debt obligations will be more fully described in the applicable Pricing Supplement. Furthermore, any other special United States Federal income tax considerations, not otherwise discussed herein, which are applicable to any particular issue of Notes will be discussed in the applicable Pricing Supplement.

      Certain of the Notes (i) may be redeemable at the option of the Company prior to their stated maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Notes containing such features may be subject to rules that differ from the general rules discussed above. Investors intending to purchase Notes with such features should consult their own tax advisors, since the original issue discount consequences will depend, in part, on the particular terms and features of the purchased Notes.

      U.S. Holders may generally, upon election, include in income all interest (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) that accrues on a debt instrument by using the constant yield method applicable to original issue discount, subject to certain limitations and exceptions.

      Short-Term Notes. Notes that have a fixed maturity of one year or less ("Short-Term Notes") will be treated as having been issued with original issue discount. In general, an individual or other cash method U.S. Holder is not required to accrue such original issue discount unless the U.S. Holder elects to do so. If such an election is not made, any gain recognized by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be ordinary income to the extent of the original issue discount accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocable to the Short-Term Note will be deferred until a corresponding amount of income is realized. U.S. Holders who report income for United States Federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding).

      Market Discount. If a U.S. Holder purchases a Note, other than a Discount Note, for an amount that is less than its issue price (or, in the case of a subsequent purchaser, its stated redemption price at maturity) or, in the case of a Discount Note, for an amount that is less than its adjusted issue price as of the purchase date, such U.S. Holder will be treated as having purchased such Note at a "market discount," unless such difference is less than a specified de minimis amount.

      Under the market discount rules, a U.S. Holder will be required to treat any partial principal payment (or, in the case of a Discount Note, any payment that does not constitute qualified stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such Note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue market discount on the basis of semiannual compounding.

      A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a Note with market discount until the maturity of the Note or certain earlier dispositions, because a current deduction is only allowed to the extent that the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or semiannual compounding basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the Note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for United States Federal income tax purposes. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

      Premium. If a U.S. Holder purchases a Note for an amount that is greater than the sum of all amounts payable on the Note after the purchase date other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased the Note with "amortizable bond premium" equal in amount to such excess. A U.S. Holder may elect to amortize such premium using a constant yield method over the remaining term of the Note and may offset interest otherwise required to be included in respect of the Note during any taxable year by the amortized amount of such excess for the taxable year. However, if the Note may be optionally redeemed after the U.S. Holder acquires it at a price in excess of its stated redemption price at maturity, special rules would apply which could result in a deferral of the amortization of some bond premium until later in the term of the Note. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS.

      Disposition of a Note. Except as discussed above, upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any original issue discount included in income (and accrued market discount, if any, if the U.S. Holder has included such market discount in income) and decreased by the amount of any payments, other than qualified stated interest payments, received and amortizable bond premium taken with respect to such Note. Such gain or loss generally will be long-term capital gain or loss if the Note were held for more than one year.

Notes Denominated or on which Interest is Payable in a Foreign Currency

      As used herein, "Foreign Currency" means a currency or currency unit other than U.S. Dollars.

      Payments of Interest in a Foreign Currency.

      Cash Method. A U.S. Holder who uses the cash method of accounting for United States Federal income tax purposes and who receives a payment of interest on a Note (other than original issue discount or market discount) will be required to include in income the U.S. dollar value of the Foreign Currency payment (determined on the date such payment is received) regardless of whether the payment is in fact converted to U.S. dollars at that time, and such U.S. dollar value will be the U.S. Holder's tax basis in such Foreign Currency.

      Accrual Method. A U.S. Holder who uses the accrual method of accounting for United States Federal income tax purposes, or who otherwise is required to accrue interest prior to receipt, will be required to include in income the U.S. dollar value of the amount of interest income (including original issue discount or market discount and reduced by amortizable bond premium to the extent applicable) that has accrued and is otherwise required to be taken into account with respect to a Note during an accrual period. The U.S. dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. A U.S. Holder may elect, however, to translate such accrued interest income using the rate of exchange on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the rate of exchange on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a U.S. Holder may translate such interest using the rate of exchange on the date of receipt. The above election will apply to other debt obligations held by the U.S. Holder and may not be changed without the consent of the IRS. A U.S. Holder should consult a tax advisor before making the above election. A U.S. Holder will recognize exchange gain or loss (which will be treated as ordinary income or loss) with respect to accrued interest income on the date such income is received. The amount of ordinary income or loss recognized will equal the difference, if any, between the U.S. dollar value of the Foreign Currency payment received (determined on the date such payment is received) in respect of such accrual period and the U.S. dollar value of interest income that has accrued during such accrual period (as determined above).

      Purchase, Sale and Retirement of Notes. A U.S. Holder who purchases a Note with previously owned Foreign Currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder's tax basis in the Foreign Currency and the U.S. dollar fair market value of the Foreign Currency used to purchase the Note, determined on the date of purchase.

      Except as discussed above with respect to Short-Term Notes, upon the sale, exchange or retirement of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such U.S. Holder's adjusted tax basis in the Note. Such gain or loss generally will be capital gain or loss (except to the extent of any accrued market discount not previously included in the U.S. Holder's income) and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Note has been held by such U.S. Holder for more than one year. To the extent the amount realized represents accrued but unpaid interest, however, such amounts must be taken into account as interest income, with exchange gain or loss computed as described in "Payments of Interest in a Foreign Currency" above. If a U.S. Holder receives Foreign Currency on such a sale, exchange or retirement the amount realized will be based on the U.S. dollar value of the Foreign Currency on the date the payment is received or the
Note is disposed of (or deemed disposed as a result of a material change in the terms of the Note). In the case of a Note that is denominated in Foreign Currency and is traded on an established securities market, a cash basis U.S. Holder (or, upon election, an accrual basis U.S. Holder) will determine the U.S. dollar value of the amount realized by translating the Foreign Currency payment at the spot rate of exchange on the settlement date of the sale. A U.S. Holder's adjusted tax basis in a Note will equal the cost of the Note to such holder, increased by the amounts of any market discount or original issue discount previously included in income by the holder with respect to such Note and reduced by any amortized acquisition or other premium and any principal payments received by the holder. A U.S. Holder's tax basis in a Note, and the amount of any subsequent adjustments to such holder's tax basis, will be the U.S. dollar value of the Foreign Currency amount paid for such Note, or of the Foreign Currency amount of the adjustment, determined on the date of such purchase or adjustment.

      Gain or loss realized upon the sale, exchange or retirement of a Note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between the U.S. dollar value of the Foreign Currency principal amount of the Note, determined on the date such payment is received or the Note is disposed of, and the U.S. dollar value of the Foreign Currency principal amount of the Note, determined on the date the U.S. Holder acquired the Note. Such Foreign Currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange or retirement of the Note.

      Original Issue Discount. In the case of a Discount Note or Short-Term Note, (i) original issue discount is determined in units of the Foreign Currency, (ii) accrued original issue discount is translated into U.S. dollars as described in "Payments of Interest in a Foreign Currency -- Accrual Method" above and (iii) the amount of Foreign Currency gain or loss on the accrued original issue discount is determined by comparing the amount of income received attributable to the discount (either upon payment, maturity or an earlier disposition), as translated into U.S. dollars at the rate of exchange on the date of such receipt, with the amount of original issue discount accrued, as translated above.

      Premium and Market Discount. In the case of a Note with market discount,
(i) market discount is determined in units of the Foreign Currency, (ii) accrued market discount taken into account upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note (other than accrued market discount required to be taken into account currently) is translated into U.S. dollars at the exchange rate on such disposition date (and no part of such accrued market discount is treated as exchange gain or loss) and (iii) accrued market discount currently includible in income by a U.S. Holder for any accrual period is translated into U.S. dollars on the basis of the average exchange rate in effect during such accrual period, and the exchange gain or loss is determined upon the receipt of any partial principal payment or upon the sale, exchange, retirement or other disposition of the Note in the manner described in "Payments of Interest in a Foreign Currency -- Accrual Method" above with respect to computation of exchange gain or loss on accrued interest.

      With respect to a Note acquired with amortizable bond premium, such premium is determined in the relevant Foreign Currency and reduces interest income in units of the Foreign Currency. Although not entirely clear, a U.S. Holder should recognize exchange gain or loss equal to the difference between the U.S. dollar value of the bond premium amortized with respect to a period, determined on the date the interest attributable to such period is received, and the U.S. dollar value of the bond premium determined on the date of the acquisition of the Note.

      Exchange of Foreign Currencies. A U.S. Holder will have a tax basis in any Foreign Currency received as interest or on the sale, exchange or retirement of a Note equal to the U.S. dollar value of such Foreign Currency, determined at the time the interest is received or at the time of the sale, exchange or retirement. Any gain or loss realized by a U.S. Holder on a sale or other disposition of Foreign Currency (including its exchange for U.S. dollars or its use to purchase Notes) will be ordinary income or loss.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Company, a controlled foreign corporation related to the Company or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the last United States payor in the chain of payment prior to payment to a non-U.S. Holder (the "Withholding Agent") must have received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement that (i) is signed by the beneficial owner of the Note under penalties of perjury, (ii) certifies that such owner is not a U.S. Holder and (iii) provides the name and address of the beneficial owner. The statement may be made on an IRS Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. The Treasury Department is considering implementation of further certification requirements aimed at determining whether the issuer of a debt obligation is related to holders thereof.

      Generally, a non-U.S. Holder will not be subject to Federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a Note, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

      The Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup Withholding

      Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a Note to (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.


                              PLAN OF DISTRIBUTION

      The Notes are offered on a continuing basis by the Company through the Agents, each of which has agreed to use its reasonable efforts to solicit purchases of the Notes. The Company will pay each Agent a commission ranging from .125% to .925% of the principal amount of Notes sold through such Agent, depending on the maturity of the Notes sold and the rating assigned to such Note, by nationally recognized securities rating agencies, except that the commission payable by the Company to the Agents with respect to Notes with maturities of greater than thirty years will be negotiated at the time the Company issues such Notes. The Company has also agreed to reimburse the Agents for certain of their expenses.

      The Company may also sell the Notes to any Agent, as principal, at a discount for resale to one or more investors and other purchasers at varying prices related to prevailing market prices at the time of resale, as determined by such Agent, or, if so agreed, on a fixed public offering price basis. The Company reserves the right to sell Notes directly on its own behalf in those jurisdictions where it is authorized to do so. No commission will be payable on any sales made directly by the Company.

      In addition, each Agent may offer the Notes they have purchased as principal, to or through dealers and, unless otherwise specified in the applicable Pricing Supplement, such dealers may receive compensation in the form of discounts, concessions or commissions from the Agents not in excess of the discount or commission received by the Agent from the Company.

      Unless otherwise indicated in the applicable Pricing Supplement, any Note sold to an Agent as principal will be purchased by such Agent at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to an agency sale of a Note of identical maturity, and may be resold by the Agent to investors and other purchasers as described above. After the initial public offering of Notes to be resold to investors and other purchasers the public offering price (in the case of Notes to be sold at a fixed public offering price), the concession and the discount may be changed. The applicable Pricing Supplement may set forth further information with respect to distribution of the Notes.

      The Company will have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes. Each Agent will have the right, in its sole discretion, to reject any offer received by it. Payment of the purchase price of Notes will be required to be made in immediately available funds.

      Each Agent may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). The Company has agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act.

      The Notes are a new issue of securities with no established trading market. The Agents have informed the Company that they intend to make a market in the Notes, but are under no obligation to do so and such market making may be discontinued at any time. No assurance can be given as to the liquidity of a trading market for the Notes.

      Concurrently with the offering of Notes described herein, the Company may issue other Debt Securities described in the accompanying Prospectus pursuant to the Indenture.

PROSPECTUS
----------

                   CHRYSLER FINANCIAL CORPORATION [logotype]

                         Debt Securities and Warrants

      Chrysler Financial Corporation (the "Company") may offer from time to time its debt securities consisting of senior debentures, notes, bonds and/or other evidences of indebtedness ("Debt Securities"), and warrants to purchase Debt Securities ("Warrants") up to an aggregate initial public offering price of approximately $7,364,000,850 or the equivalent thereof in one or more foreign currencies or composite currencies. Debt Securities and Warrants may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in supplements to this Prospectus. Unless otherwise provided in any such supplement, the Debt Securities and Warrants will be sold only for U.S. dollars, and the principal of and any interest on the Debt Securities will likewise be payable only in U.S. dollars.

      The Debt Securities will rank pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company. See "Description of Debt Securities."

      Debt Securities of a series may be issuable in registered form without coupons ("Registered Securities"), in bearer form with coupons attached ("Bearer Securities") or in the form of one or more global securities (each a "Global Security"). Warrants of a series may be issuable in registered form ("Registered Warrants") and may be issuable in bearer form ("Bearer Warrants"). Bearer Securities and Bearer Warrants will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

      The terms of the Debt Securities and/or Warrants in respect of which this Prospectus is being delivered, including, where applicable, the specific designation, aggregate principal amount, currency, denominations, maturity, premium, rate (which may be fixed or variable) and time of payment of interest, the nature of any liens securing the Debt Securities, terms for redemption at the option of the Company or the holder, terms for sinking fund payments, terms for exercising the Warrants, the initial public offering price, the names of, and the principal amounts to be purchased by, underwriters and the compensation of any agents and underwriters and other terms in connection with the offering and sale of such Debt Securities and/or Warrants are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement").

      The Company may offer and sell Debt Securities and Warrants, separately or together, to or through underwriters, and also may offer and sell Debt Securities and Warrants, separately or together, directly to other purchasers or through agents. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the applicable Prospectus Supplement. The net proceeds to the Company from such sale also will be set forth in the applicable Prospectus Supplement. This Prospectus may not be used to consummate sales of Debt Securities or Warrants unless accompanied by a Prospectus Supplement.

                                ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

                The date of this Prospectus is January 25, 1996.

                             AVAILABLE INFORMATION

      The Company and Chrysler Corporation are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected and copies may be obtained at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the following regional offices of the Commission:
Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511; and Seven World Trade Center, 13th Floor, New York, New York, 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which certain of the Company's debt securities are listed.

      The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities and Warrants offered hereby. This Prospectus does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Debt Securities and Warrants, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1995, which was previously filed with the Commission pursuant to the Exchange Act, is incorporated herein by reference.

      All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities and Warrants shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in the accompanying Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any and all documents incorporated by reference as a part of the Registration Statement, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates. Requests should be directed to: Office of the Secretary, Chrysler Financial Corporation, 27777 Franklin Road, Southfield, Michigan 48034 (telephone: (810) 948-3058).

      These securities have not been approved or disapproved by the Commissioner of Insurance for the State of North Carolina, nor has the Commissioner of Insurance ruled upon the accuracy or the adequacy of this Prospectus or any Prospectus Supplement hereto.

                         CHRYSLER FINANCIAL CORPORATION

General

      The Company is a financial services organization that principally provides consumer and dealer automotive financing. The Company provides retail and lease financing for vehicles, dealer inventory and other financing needs, dealer property and casualty insurance, and dealership facility development and management, primarily for Chrysler Corporation dealers and their customers. All of the Company's common stock is owned by Chrysler Corporation, a Delaware corporation (together with its subsidiaries, "Chrysler"). The Company's primary objective is to provide financing for automotive dealers and retail purchasers of Chrysler's products. The Company sells significant amounts of automotive receivables acquired in transactions subject to limited recourse provisions. The Company remains as servicer of such receivables for which it is paid a servicing fee. At December 31, 1995, the Company had approximately 3,300 employees and its portfolio of receivables managed, which includes receivables owned and serviced for others, totaled $38.1 billion. The Company's executive offices are located at 27777 Franklin Road, Southfield, Michigan 48034; telephone (810) 948-3060.

      This Prospectus contains brief summaries of certain more detailed information contained in documents incorporated herein by reference. Such summaries are qualified in their entirety by the more detailed information contained in the incorporated documents.

Company Operations

      The Company's portfolio of finance receivables managed includes receivables owned and receivables serviced for others. Receivables serviced for others primarily represent sold receivables which the Company services for a fee. At December 31, 1995, receivables serviced for others accounted for 66% of the Company's portfolio of receivables managed. Total finance receivables managed at December 31 of each of the five most recent years were as follows:

                                                      December 31,
                                  -------------------------------------------------------
                                   1995        1994        1993        1992        1991
                                  -------     -------     -------     -------     -------
                                                (in millions of dollars)
Automotive financing ........     $35,696     $29,962     $25,011     $22,481     $24,220
Nonautomotive financing .....       2,391       2,775       3,251       7,657       9,486
                                  -------     -------     -------     -------     -------
Total .......................     $38,087     $32,737     $28,262     $30,138     $33,706
                                  =======     =======     =======     =======     =======

      Automotive Financing. The Company conducts its automotive financing business through Chrysler Financial Corporation in the United States, Chrysler Credit Canada Ltd. in Canada, and Chrysler Comercial S.A. de C.V. ("Chrysler Comercial") in Mexico. The Company is the major source of car and truck wholesale financing and retail financing for Chrysler vehicles throughout North America. The Company also offers dealers working capital loans, real estate and equipment financing and financing plans for fleet buyers, including daily rental car companies, independent of, and affiliated with, Chrysler. The automotive financing operations of the Company are conducted through 95 branches in the United States, Canada and Mexico.

      During 1995, the Company financed or leased approximately 1,031,000 new and used vehicles at retail in the United States, including approximately 594,000 new Chrysler cars and trucks representing 27 percent of Chrysler's U.S. retail and fleet deliveries. During 1995, the Company financed approximately 2,536,000 new and used vehicles at wholesale in the United States, including approximately 1,632,000 new Chrysler cars and trucks representing 74 percent of Chrysler's U.S. factory shipments.

      Nonautomotive Financing. The Company conducts its nonautomotive finance business through its subsidiaries, Chrysler Capital Corporation and Chrysler First Inc. At December 31, 1995, the nonautomotive receivables managed throughout the United States consisted of $0.7 billion of commercial loans and leases and $1.7 billion of leveraged leases.

Risk Factors

      Prior to deciding to invest in the Debt Securities, potential purchasers should carefully consider the following factors, together with the information herein contained and incorporated herein by reference.

      Liquidity and Capital Resources. The Company has significant liquidity requirements. If cash provided by operations, borrowings under bank credit lines, continued receivable sales and the placement of term debt does not provide the necessary liquidity, the Company would be required to restrict its financing of Chrysler products and dealers. A significant reduction in such financing support would have a material adverse effect on the Company and Chrysler. Additionally, an impairment of the Company's ability to sell or securitize its receivables, a reduction in Chrysler's automotive product sales, and a variety of other factors could affect the Company's ability to repay its debt at maturity. See, "Chrysler Financial Corporation Selected Consolidated Financial Data -- Liquidity and Capital Resources."

      Relationship with Chrysler. Due to the significant portion of the Company's business that relates to Chrysler and the Company's increasing dependence upon Chrysler, lower levels of production and sales of Chrysler automotive products would likely result in a reduction in the level of finance operations of the Company. Chrysler's long-term profitability will depend significantly on its ability to continue its capital expenditure and vehicle development programs and market its vehicles successfully. See "Information Concerning Chrysler Corporation."

                         CHRYSLER FINANCIAL CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected financial data of the Company for each of the last five years ended December 31, 1995 have been derived from the audited consolidated financial statements of the Company. The consolidated financial statements as of December 31, 1995 and 1994 and for each of the last three years in the period ended December 31, 1995 and the report of Deloitte & Touche LLP thereon are incorporated herein by reference. The following selected consolidated financial data should be read in conjunction with such consolidated financial statements, related notes and other financial information incorporated herein by reference.

                                                                          Year Ended December 31,
                                                              -----------------------------------------------
                                                               1995      1994      1993      1992      1991
                                                              -------   -------   -------   -------   -------
                                                                           (dollars in millions)
Earnings Statement Data:(1)
Total finance revenue .....................................   $ 1,631   $ 1,368   $ 1,418   $ 1,939   $ 2,598
Interest expense ..........................................       910       754       791     1,022     1,446
Net interest margin .......................................       721       614       627       917     1,152
Other revenues ............................................       808       627       621       636       623
Operating expenses ........................................       424       497       463       595       614
Provision for credit losses ...............................       342       203       216       309       421
Earnings before income taxes and cumulative effect of
  changes in accounting principles ........................       522       315       267       295       402
Net earnings(2) ...........................................       339       195       129       231       276

                                                                               December 31,
                                                              -----------------------------------------------
                                                               1995      1994      1993      1992      1991
                                                              -------   -------   -------   -------   -------
                                                                           (dollars in millions)
Balance Sheet Data:(1)
Finance receivables -- net ................................   $12,644   $12,423   $ 9,626   $10,200   $15,579
Retained interests in sold receivables -- net .............     2,733     2,251     2,620     2,759     2,885
Cash and cash equivalents .................................       476       174       265       433       522
Marketable securities .....................................       674       583       348       333       298
Assets held for sale ......................................        --        --        --     2,393        --
Amounts due from affiliated companies .....................        --        66        --        --        67
Repossessed collateral ....................................       194       162       269       192       182
Dealership properties leased -- net .......................       363       407       423       454       469
Vehicles leased -- net ....................................       397       130        --        --        --
Other assets ..............................................       354       452       700       784     1,278
                                                              -------   -------   -------   -------   -------
    Total assets ..........................................   $17,835   $16,648   $14,251   $17,548   $21,280
                                                              =======   =======   =======   =======   =======

Short-term notes (primarily commercial paper) .............   $ 2,435   $ 4,315   $ 2,772   $   352   $   339
Bank borrowings ...........................................        --        --        --     5,924     6,633
Senior term debt ..........................................     9,234     6,069     5,139     4,436     6,742
Subordinated term debt ....................................        --        27        77       585       949
Other debt ................................................       100       260       447       455       518
Accounts payable, accrued expenses and other ..............     1,236     1,155     1,147     1,270     1,777
Amounts due to affiliated companies .......................        29        --        24        35        --
Deferred income taxes .....................................     1,499     1,549     1,514     1,493     1,480
                                                              -------   -------   -------   -------   -------
    Total liabilities .....................................    14,533    13,375    11,120    14,550    18,438
                                                              -------   -------   -------   -------   -------
Shareholder's investment:
  Preferred ...............................................        --        --        --        --        75
  Common(3) ...............................................     3,302     3,273     3,131     2,998     2,767
                                                              -------   -------   -------   -------   -------
    Total shareholder's investment ........................     3,302     3,273     3,131     2,998     2,842
                                                              -------   -------   -------   -------   -------
    Total liabilities and shareholder's investment ........   $17,835   $16,648   $14,251   $17,548   $21,280
                                                              =======   =======   =======   =======   =======

----------------
(1) Prior periods reclassified to conform to current classifications.

(2) Net earnings for 1993 included a $30 million after-tax charge from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits," while 1992 net earnings included a $51 million favorable after-tax adjustment from the adoption of SFAS No. 109, "Accounting for Income Taxes" and an after-tax one-time $24 million charge for the write-off of goodwill.

(3) The Company declared cash dividends totaling $335 million in respect of its common stock during 1995 and $40 million during 1994. The Company declared no cash dividends in respect of its common stock during 1993, 1992 or 1991.

Financial Review

      The Company had net earnings of $339 million in 1995 compared to $195 million and $129 million in 1994 and 1993, respectively. The increase in net earnings for the year ended December 31, 1995 reflects higher levels of automotive financing, lower operating expenses and lower costs of bank facilities. Net earnings for 1993 included charges totaling $30 million from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Post Employment Benefits."

      Total assets at December 31, 1995 increased to $17.8 billion from $16.6 billion at December 31, 1994. Total debt outstanding at December 31, 1995 was $11.8 billion compared to $10.7 billion at December 31, 1994. During 1995, the Company issued $4.3 billion of term debt compared to $1.8 billion during 1994. The Company's debt-to-equity ratio was 3.6 to 1 at December 31, 1995 compared to 3.3 to 1 at December 31, 1994.

      The Company's portfolio of receivables managed, which includes receivables owned and receivables serviced for others, totaled $38.1 billion at December 31, 1995, up from $32.7 billion at December 31, 1994. The increase in receivables managed reflects higher volumes of automotive receivables acquired. Receivables serviced for others totaled $25.2 billion at December 31, 1995 compared to $20.1 billion at December 31, 1994.

      The Company's total allowance for credit losses, including receivables sold subject to limited recourse provisions and operating leases, totaled $578 million and $512 million at December 31, 1995 and 1994, respectively. The increase in total allowance for credit losses reflects higher levels of automotive retail receivables and higher automotive retail credit loss experience. The total allowance for credit losses as a percentage of related finance receivables managed was 1.69 percent and 1.66 percent at December 31, 1995 and 1994, respectively. Nonearning finance receivables, including receivables sold subject to limited recourse provisions, increased to $333 million at year-end 1995 from $282 million at year-end 1994.

      The increase in net credit losses during 1995 to average gross receivables outstanding is primarily related to retail automotive financing. Net credit loss experience, including net losses on receivables sold subject to limited recourse provisions, for the years ended December 31, 1995, 1994 and 1993 was as follows:

                                             Net Credit Losses
                                       -----------------------------
                                                December 31,
                                       -----------------------------
                                       1995        1994        1993
                                       -----       -----       -----
                                          (in millions of dollars)
Automotive financing ............      $ 229       $ 117       $ 109
Nonautomotive financing .........         23          41          88
                                       -----       -----       -----
    Total .......................      $ 252       $ 158       $ 197
                                       =====       =====       =====
                                        Net Credit Losses to Average
                                       Gross Receivables Outstanding
                                       -----------------------------
                                                December 31,
                                       -----------------------------
                                       1995        1994        1993
                                       -----       -----       -----
                                          (in millions of dollars)
Automotive financing ............        .70%        .42%        .44%
Nonautomotive financing .........        .69%       1.05%       1.73%

    Total .......................        .70%        .50%        .66%

      The Company's Mexican subsidiary, Chrysler Comercial, had total assets of $245 million and $433 million at December 31, 1995 and 1994, respectively. The decline in Chrysler Comercial's assets reflects the devaluation of the peso in 1994 and its negative impact on Chrysler Comercial's retail and wholesale lending activities. The Company believes its reserves for Mexican credit losses and a Chrysler support agreement entered into during September 1995 are adequate to cover expected losses.

Liquidity and Capital Resources

      Term debt, commercial paper and receivable sales represent the Company's primary funding sources. The Company issued $4.3 billion of term debt (primarily medium term notes) and repaid term debt of $1.1 billion during 1995. The Company also reduced the amount of commercial paper it had outstanding by $1.9 billion as of December 31, 1995 compared to December 31, 1994.

      Receivable sales continued to be a significant source of funding. Net proceeds from the sales of automotive retail receivables were $6.5 billion during 1995, as compared to $6.4 billion for 1994. Securitization of revolving wholesale account balances provided funding which aggregated $6.7 billion and $3.8 billion at December 31, 1995 and 1994, respectively.

      As of December 31, 1995, the Company had contractual debt maturities of $4.1 billion in 1996 (including $2.4 billion of short-term notes with an average remaining term of 45 days), $3.0 billion in 1997, $2.1 billion in 1998, $1.4 billion in 1999, $0.8 billion in 2000, and $0.4 billion in years thereafter.

      During the second quarter of 1995, the Company entered into agreements providing for new revolving credit facilities which replaced its existing United States and Canadian revolving credit and receivable sale facilities. The new facilities which total $8.0 billion consist of a $2.4 billion facility expiring in May 1996 and a $5.6 billion facility expiring in May 2000. These facilities include $0.8 billion allocated to Chrysler Credit Canada Ltd. As of December 31, 1995, no amounts were outstanding under these facilities.

      The Company paid $335 million and $40 million in dividends to Chrysler during 1995 and 1994, respectively.

      For additional information regarding the results of operations and financial condition of the Company, see the Company's Annual Report on Form 10-K for the year ended December 31, 1995, which is incorporated by reference into this Prospectus.

New Accounting Standard

      In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective for fiscal years beginning after December 15, 1995. This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and long-lived assets and certain identifiable intangibles to be disposed. The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, the statement requires that certain long-lived assets and intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The Company does not expect the adoption of this accounting standard to materially impact its results of operations or financial position. The Company will adopt this accounting standard effective January 1, 1996, as required.

                  INFORMATION CONCERNING CHRYSLER CORPORATION

      The Company's results of operations depend significantly upon the results of operations of Chrysler. Chrysler is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities of the Commission referred to above under "Available Information."

      The results of operations and balance sheet data set forth below for Chrysler reflect the full consolidation of the accounts of all significant majority-owned subsidiaries and entities over which Chrysler has a controlling financial interest, and, for each of the last three years ended December 31, 1995, have been derived from the audited consolidated financial statements of Chrysler.

                                                                     Year Ended December 31,
                                                               ----------------------------------
                                                                 1995         1994         1993
                                                               --------     --------     --------
Results of Operations Data                                          (in millions of dollars)
Sales of manufactured products ............................    $ 49,601     $ 49,363     $ 40,831
Finance and insurance revenues ............................       1,589        1,384        1,429
Other revenues ............................................       2,005        1,488        1,340
                                                               --------     --------     --------
Total Revenues ............................................      53,195       52,235       43,600
                                                               --------     --------     --------
Total Expenses ............................................      49,746       46,405       39,762
                                                               --------     --------     --------
Earnings Before Income Taxes and Cumulative Effect of
  Changes in Accounting Principles ........................       3,449        5,830        3,838
Provision for income taxes ................................       1,328        2,117        1,423
                                                               --------     --------     --------
Earnings Before Cumulative Effect of Changes in
  Accounting Principles ...................................       2,121        3,713        2,415
Cumulative effect of changes in accounting principles .....         (96)          --       (4,966)
                                                               --------     --------     --------
Net Earnings (Loss) .......................................    $  2,025     $  3,713     $ (2,551)
Preferred stock dividends .................................          21           80           80
                                                               --------     --------     --------
Net Earnings (Loss) on Common Stock .......................    $  2,004     $  3,633     $ (2,631)
                                                               ========     ========     ========
                                                                          December 31,
                                                               ----------------------------------
                                                                 1995         1994         1993
                                                               --------     --------     --------
Balance Sheet Data                                                  (in millions of dollars)
Cash, cash equivalents and marketable securities ..........    $  8,125     $  8,371     $  5,095
Total assets ..............................................      53,756       49,539       43,679
Total debt ................................................      14,193       13,106       11,451
Shareholders' equity ......................................      10,959       10,694        6,836

Results of Operations

      Chrysler reported earnings before income taxes and the cumulative effect of a change in accounting principle of $3.4 billion in 1995, compared with $5.8 billion in 1994. Net earnings for 1995 were $2.0 billion, or $5.11 per fully diluted common share, compared with $3.7 billion, or $9.10 per fully diluted common share in 1994. Earnings in 1994 represented an all-time record for Chrysler. Earnings in 1995 were the third best in Chrysler's history. Earnings in 1995 were reduced by a $263 million charge ($162 million after income taxes) for costs associated with production changes at Chrysler's Newark assembly plant and a $115 million charge ($71 million after income taxes) for a voluntary minivan owner service action. Net earnings in 1995 also include a charge of $96 million, or $0.24 per fully diluted common share, for the cumulative effect of a change in accounting principle related to the consensus reached on Emerging Issues Task Force Issue 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value." Net earnings for 1994 included favorable tax adjustments aggregating $132 million.

      Chrysler also reported earnings before income taxes of $1,659 million in the fourth quarter of 1995, compared with $1,631 million in the fourth quarter of 1994. Earnings before income taxes for the fourth quarter of 1995 represented an all-time record for Chrysler and earnings before income taxes for the fourth quarter of 1994 were the second best in Chrysler's history. Net earnings for the fourth quarter of 1995 were $1,040 million, or $2.67 per fully diluted common share, compared with $1,168 million, or $2.86 per fully diluted common share in the fourth quarter of 1994. Net earnings for the fourth quarter of 1994 included favorable tax adjustments aggregating $132 million. Net earnings for the fourth quarter of 1994 represented an all-time record for Chrysler and net earnings for the fourth quarter of 1995 were the second best quarter in Chrysler's history. Chrysler's worldwide factory car and truck shipments in the fourth quarter of 1995 were 741,770 units, an increase of 16,824 units or 2 percent from fourth quarter 1994 levels.

      The lower operating results for full year 1995 compared with 1994 resulted primarily from lower minivan shipments and costs associated with the launch of Chrysler's all-new minivans, higher sales incentives and material costs, a lower mix of higher-margin vehicles, lower factory shipments in Mexico and the costs associated with production changes at the Newark assembly plant.

      Chrysler's worldwide factory car and truck shipments in 1995 were 2,673,539 units, a decrease of 88,564 units or 3 percent from 1994 levels. Minivan factory shipments in 1995 were 555,824 units, a decrease of 121,652 units from 1994 levels. The decline in minivan factory shipments was primarily attributable to the launch of Chrysler's all-new minivans at its assembly plants in Fenton, Missouri; Windsor, Ontario; and Graz, Austria. By the end of 1995, the launch of Chrysler's all-new minivans was substantially complete. Minivan factory shipments in the fourth quarter of 1995 were 167,615 units as compared with 167,839 units in the fourth quarter of 1994.

      Chrysler's revenues and results of operations are derived principally from the U.S. and Canada automotive marketplaces. Retail sales of new cars and trucks in the U.S. and Canada were 16.3 million units in 1995, compared with
16.7 million units in 1994, a decrease of 2 percent. This decrease was primarily due to a slowdown in economic growth caused primarily by increases in interest rates. As a result, Chrysler increased retail sales incentives and lowered production during 1995.

      Chrysler's U.S. and combined U.S. and Canada retail sales and market share data for 1995 and 1994 were as follows:

                                                                               Increase/
                                                    1995           1994       (Decrease)
                                                  ---------      ---------      -------
U.S. Retail Market(1):
  Car sales ...............................         786,180        811,824      (25,644)
  Car market share ........................             9.1%           9.0%         0.1 %
  Truck sales (including minivans) ........       1,378,163      1,392,171      (14,008)
  Truck market share ......................            21.3%          21.7%        (0.4)%
  Combined car and truck sales ............       2,164,343      2,203,995      (39,652)
  Combined car and truck market share .....            14.3%          14.3%          --
U.S. and Canada Retail Market(1):
  Combined car and truck sales ............       2,389,465      2,451,747      (62,282)
  Combined car and truck market share .....            14.7%          14.7%          --

----------------
    (1) All retail sales and market share data include fleet sales.

      The decline in Chrysler's U.S. truck market share during 1995 was primarily due to a decrease in retail sales of Chrysler's minivans largely offset by a net increase in retail sales of Chrysler's other truck models. The decrease in minivan retail sales was primarily due to the launch of Chrysler's all-new minivans.

      Chrysler manufactured 207,004 vehicles and 238,888 vehicles in Mexico in 1995 and 1994, respectively. Of these totals, 26,503 vehicles and 77,832 vehicles were sold in Mexico in 1995 and 1994, respectively. Sales of vehicles exported to Mexico were not significant in 1995 or 1994. The decrease in vehicles manufactured and sold in Mexico was primarily attributable to unfavorable economic conditions in Mexico, commencing with the devaluation of the Mexican peso in December 1994. Chrysler's operating results will continue to be adversely affected to the extent that the unfavorable economic conditions in Mexico continue. Although Chrysler expects economic conditions in Mexico to improve slightly in 1996, Chrysler cannot predict when Mexican automotive industry sales will return to predevaluation levels.

      In the fourth quarter of 1995, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF Issue 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value." The consensus on EITF Issue 95-1, (the "consensus") affects Chrysler's accounting treatment for vehicle sales (principally to non-affiliated rental car companies) for which Chrysler conditionally guarantees the minimum resale value of the vehicles. In accordance with the consensus, these vehicle sales are accounted for as operating leases with the related revenues and costs deferred at the time of shipment. A portion of the deferred revenues and costs is recognized over the corresponding guarantee period, with the remainder recognized at the end of the guarantee period. The average guarantee period for these vehicles is approximately nine months. Chrysler changed its accounting treatment in accordance with the consensus effective January 1, 1995 which resulted in the recognition of an after-tax charge of $96 million for the cumulative effect of this change in accounting principle. The ongoing effect of this accounting change was not material to 1995 earnings.

      For the past three years, Chrysler has benefitted from several factors, including: (1) favorable economic conditions in the U.S. and Canada, where Chrysler's sales are concentrated, (2) a cost advantage in comparison to vehicles manufactured in Japan (or vehicles containing significant material components manufactured in Japan) as a result of favorable exchange rates between the Japanese yen and the U.S. dollar, and (3) a continuing shift in U.S. and Canada consumer preferences toward trucks, as Chrysler manufactures a higher proportion of trucks to total vehicles than its principal competitors in the U.S. and Canada. A significant deterioration of any of these factors could adversely affect Chrysler's operating results. In addition, Chrysler has benefitted from a strategy of focusing resources on its core automotive business and an aggressive capital expenditure and vehicle development program that has resulted in the replacement of substantially all of its car and truck offerings over the last four years. Chrysler's long-term profitability will depend significantly on its ability to continue its capital expenditure and vehicle development programs and market its vehicles successfully.

Liquidity and Capital Resources

      Chrysler's combined cash, cash equivalents and marketable securities totaled $8.1 billion at December 31, 1995 (including $1.2 billion held by the Company and Car Rental Operations), compared with $8.4 billion at December 31, 1994 (including $756 million held by the Company and car rental operations). At December 31, 1995, $394 million of the Company's combined cash, cash equivalents and marketable securities were limited for use in its insurance operations in accordance with various statutory requirements. The decrease in Chrysler's consolidated combined cash, cash equivalents and marketable securities in 1995 was the result of capital expenditures, net finance receivables acquired and common stock repurchases, largely offset by cash generated by operating activities and cash provided by an increase in long-term debt. The increase in Chrysler's consolidated combined cash, cash equivalents and marketable securities of $3.3 billion in 1994 was the result of cash generated by operating activities, partially offset by capital expenditures and pension contributions.

      Chrysler's long-term profitability will depend significantly on its ability to continue its capital expenditure and vehicle development programs and market its vehicles successfully. Chrysler's expenditures for new product development and the acquisition of productive assets were $14.9 billion for the three-year period ended December 31, 1995. Expenditures for these items during the succeeding three-year period are expected to be at similar or higher levels. At December 31, 1995, Chrysler had commitments for capital expenditures, including commitments for assets currently under construction, totaling approximately $1.2 billion.

      In December 1994, Chrysler's Board of Directors approved a $1 billion common stock repurchase program commencing in the first quarter of 1995. In September 1995, Chrysler's Board of Directors approved an increase in the program to $2 billion to be completed by the end of 1996, depending on market conditions. During 1995, Chrysler repurchased 23 million shares of its common stock under this program at a cost of $1.1 billion (including $23 million in unsettled repurchases). In addition, holders of the Series A Convertible Preferred Stock converted 1.6 million shares of preferred stock into 44.1 million shares of common stock during 1995.

      In the second quarter of 1995, Chrysler increased its quarterly dividend from $0.40 to $0.50 per common share. In the fourth quarter of 1995, Chrysler increased its quarterly dividend from $0.50 to $0.60 per common share, the highest dividend rate in Chrysler's history.

      Chrysler's ability to market its products successfully depends significantly on the availability of vehicle financing for its dealers and, to a lesser extent, the availability of financing for retail and fleet customers, both of which are provided by the Company.

      Chrysler's strategy is to focus on its core automotive business. As part of this strategy, Chrysler has sold certain assets and businesses in past years which are not related to its core automotive business, and is exploring the sale of other such assets and businesses in the near term.

Financing by the Company

      The Company provided inventory financing for approximately 74 percent of the vehicles Chrysler sold to dealers in the United States in 1995. The Company also provided financing for approximately 27 percent of Chrysler's U.S. retail and fleet deliveries in 1995.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The ratios of earnings to fixed charges of the Company Consolidated and Chrysler Consolidated for each of the last five years were as follows:

                                        Years Ended December 31,
                                  ------------------------------------
                                  1995    1994    1993    1992    1991
                                  ----    ----    ----    ----    ----
The Company Consolidated.......   1.56x   1.41x   1.33x   1.28x   1.27x
Chrysler Consolidated..........   3.45x   5.52x   3.62x   1.48x   0.59x(1)

----------------
(1) In 1991, Chrysler's earnings were not sufficient to cover fixed charges. The coverage deficiency was $897 million.

      The Company Consolidated. The ratios of earnings to fixed charges have been computed by dividing earnings before taxes on income and fixed charges by fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).

      Chrysler Consolidated. For purposes of computing the ratios of earnings to fixed charges, earnings are determined by adding back fixed charges to earnings (loss) from continuing operations (including equity in net earnings of unconsolidated subsidiaries) before taxes on income and excluding undistributed earnings from less than 50% owned affiliates. Fixed charges consist of interest expense, credit line commitment fees and the interest portion of rent expense.


                                USE OF PROCEEDS

      Unless otherwise provided in the applicable Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Debt Securities and Warrants and the exercise of Warrants will be added to its general corporate funds and may be used to repay long-term or short-term borrowings and for other general corporate purposes. If the Company elects at the time of the issuance of Debt Securities or Warrants to make different or more specific use of proceeds other than as set forth herein, such use will be described in the Prospectus Supplement.


                         DESCRIPTION OF DEBT SECURITIES

      The following description of the terms of the Debt Securities set forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

      The Debt Securities are to be issued under an Indenture dated as of February 15, 1988, as amended (the "Indenture"), between the Company and Manufacturers Hanover Trust Company, which has been succeeded by United States Trust Company of New York as successor Trustee (the "Trustee"). The Indenture is incorporated by reference as an exhibit to the Registration Statement. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture. Numerical references in parentheses below are to sections of the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

      Debt Securities and Warrants offered by this Prospectus will be limited to an aggregate initial public offering price of approximately $7,364,000,850 or the equivalent thereof in one or more foreign currencies or composite currencies. The Indenture provides that Debt Securities in an unlimited amount may be issued thereunder from time to time in one or more series. (Section 301)

      The Securities will rank pari passu in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company.

      Reference is hereby made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the terms of such Debt Securities, including, where applicable: (i) the designation, aggregate principal amount, currency or currencies and denominations of such Debt Securities; (ii) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Debt Securities will be issued; (iii) the date or dates on which such Debt Securities will mature; (iv) the currency or currencies in which such Debt Securities are being sold and in which the principal of and any interest on such Debt Securities will be payable, whether the holder of any such Debt Securities may elect the currency in which payments thereon are to be made and, if so, the manner of such election; (v) the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest; (vi) the date from which such interest on such Debt Securities will accrue, the dates on which such interest will be payable and the date on which payment of such interest will commence; (vii) the dates on which and the price or prices at which such Debt Securities will, pursuant to any mandatory sinking fund provision, or may, pursuant to any optional redemption or required repayment provisions, be redeemed or repaid and the other terms and provisions of any such optional redemption or required repayment; (viii) whether such Debt Securities are to be issuable as Registered Securities, Bearer Securities or both and the terms upon which any Bearer Securities of such series may be exchanged for Registered Securities of such series; (ix) whether such Debt Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the Depositary for such Global Security or Securities; (x) any special provisions for the payment of additional amounts with respect to such Debt Securities;
(xi) if a temporary Global Security is to be issued with respect to such series, whether any interest thereon payable on an interest payment date prior to the issuance of a permanent Global Security or definitive Bearer Securities will be credited to the account of the persons entitled thereto on such interest payment date; (xii) if a temporary Global Security is to be issued with respect to such series, the terms upon which interests in such temporary Global Security may be exchanged for interests in a permanent Global Security or for definitive Debt Securities of the series and the terms upon which interests in a permanent Global Security, if any, may be exchanged for definitive Debt Securities of the series; (xiii) any additional restrictive covenants included for the benefit of holders of such Debt Securities; (xiv) additional Events of Default provided with respect to such Debt Securities; and
(xv) the terms of any Warrants offered together with such Debt Securities.

      The Debt Securities may be issuable as Registered Securities, Bearer Securities or both. Debt Securities of a series may be issuable in whole or in part in the form of one or more Global Securities, as described below under "Global Securities." Unless the Prospectus Supplement relating thereto specifies otherwise, Registered Securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof and Bearer Securities denominated in U.S. dollars will be issued only in the denomination of $5,000. See, however, "Limitations on Issuance of Bearer Securities and Bearer Warrants" below. One or more Global Securities may be issued in a denomination or aggregate denominations equal to the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. The Prospectus Supplement relating to a series of Debt Securities denominated in a foreign or composite currency will specify the denomination thereof. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305)

      At the option of the Holder upon request confirmed in writing, and subject to the terms of the applicable Indenture, Bearer Securities (with all unmatured coupons, except as provided below) of any series will be exchangeable into an equal aggregate principal amount of Registered Securities (if the Debt Securities of such series are issuable as Registered Securities) or Bearer Securities of the same series (with the same interest rate and maturity date), but no Bearer Security will be delivered in or to the United States, and Registered Securities of any series (other than a Global Security, except as set forth below) will be exchangeable into an equal aggregate principal amount of Registered Securities of the same series (with the same interest rate and maturity date) of different authorized denominations. If a Holder surrenders Bearer Securities in exchange for Registered Securities between a Regular Record Date or, in certain circumstances, a Special Record Date, and the relevant interest payment date, such Holder will not be required to surrender the coupon relating to such interest payment date. Registered Securities may not be exchanged for Bearer Securities. (Section 305)

      Debt Securities may be presented for exchange, and Registered Securities (other than a Global Security) may be presented for transfer (with the form of transfer endorsed thereon duly executed), at the office of any transfer agent or at the office of the Security Registrar, without service charge and upon payment of any taxes and other governmental charges as described in the applicable Indenture. (Section 305) Bearer Securities will be transferable by delivery.

      Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Securities" means any Debt Securities that provide for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 101)

Global Securities

      The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Sections 303 and 305)

      The specific terms of the depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

      Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by the underwriters of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

      So long as the Depositary for a Global Security, or its nominee, is the owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

      Subject to the restrictions discussed under "Limitations on Issuance of Bearer Securities and Bearer Warrants" below, principal, premium, if any, and interest payments on Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Debt Securities. None of the Company, the Trustee for such Debt Securities, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      The Company expects that the Depositary for Debt Securities of a series, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Receipt by owners of beneficial interests in a temporary Global Security of payments in respect of such temporary Global Security will be subject to the restrictions discussed under "Limitations on Issuance of Bearer Securities and Bearer Warrants" below.

      If a Depositary for Debt Securities of a series is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue Debt Securities of such series in definitive form in exchange for all of the Global Securities representing the Debt Securities of such series. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Securities representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). Debt Securities of such series so issued in definitive form will be issued (a) as Registered Securities in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof if the Debt Securities of such series are issuable as Registered Securities, (b) as Bearer Securities in the denomination, unless otherwise specified by the Company, of $5,000 if the Debt Securities of such series are issuable as Bearer Securities or (c) as either Registered or Bearer Securities, if the Debt Securities of such series are issuable in either form. (Section 305) See, however, "Limitations on Issuance of Bearer Securities and Bearer Warrants" below for a description of certain restrictions on the issuance of a Bearer Security in definitive form in exchange for an interest in a Global Security.

Payment and Paying Agents

      Payment of principal of and premium, if any, and interest on Bearer Securities will be payable in the currency designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as the Company may appoint from time to time. Any such payment may be made by a check in the designated currency. No payment with respect to any Bearer Securities will be made at the Corporate Trust Office of the Trustee or any other paying agency maintained by the Company in the United States nor will any such payment be made by transfer to an account, or by mail to an address, in the United States. Notwithstanding the foregoing, payments of principal of and premium, if any, and interest on Bearer Securities will be made in U.S. dollars at the Corporate Trust Office of the Trustee in The City of New York if payment of the full amount thereof at all paying agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002)

      Payment of principal of and premium, if any, on Registered Securities will be made in the designated currency against surrender of such Registered Securities at the Corporate Trust Office of the Paying Agent in The City of New York. Unless otherwise indicated in the Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. Unless otherwise indicated in the Prospectus Supplement, payments of such interest will be made at the Corporate Trust Office of the Paying Agent in The City of New York, or by a check in the designated currency mailed to each Holder at such Holder's registered address. (Sections 307 and 1001)

      The paying agents outside the United States initially appointed by the Company for a series of Debt Securities will be named in the Prospectus Supplement. The Company may terminate the appointment of any of the paying agents from time to time, except that the Company will maintain at least one paying agent in The City of New York for payments with respect to Registered Securities and at least one paying agent in a city in Europe so long as any Bearer Securities are outstanding where Bearer Securities may be presented for payment and may be surrendered for exchange, provided that so long as any series of Debt Securities is listed on The International Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a paying agent in London or Luxembourg or any other required city located outside the United States, as the case may be, for such series of Debt Securities. (Section 1002)

      All moneys paid by the Company to a paying agent for the payment of principal of or premium, if any, or interest on any Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable may be repaid to the Company and the Holder of such Debt Security or any coupon appertaining thereto will thereafter look only to the Company for payment thereof. (Section 1003)

Covenants

      The Indenture imposes the following restrictive covenants on the Company.

      Limitation on Liens. The Company will not subject its assets or assets of a Restricted Subsidiary to liens without securing the Debt Securities equally and ratably with other indebtedness for borrowed money so secured except for (1) liens securing exports to or marketing of goods in foreign countries other than Canada, (2) liens on receivables payable in foreign currencies to secure borrowings in foreign countries other than Canada, (3) deposits in connection with public obligations or legal proceedings, (4) liens securing intercompany indebtedness, (5) purchase money mortgages on fixed assets hereafter acquired by the Company or any of its Restricted Subsidiaries for use in the Finance Business or the Finance-Related Insurance Business, liens on such property at the time of its acquisition or liens on fixed assets used in the Finance Business or the Finance-Related Insurance Business existing when a company becomes a Subsidiary, and (6) renewals of the foregoing. (Section 1004) The term "Restricted Subsidiary" means any Subsidiary of the Company engaged in the Finance Business or in the Finance-Related Insurance Business other than Subsidiaries that are organized or conduct a major portion of their business outside the United States, Puerto Rico or Canada. The term "Subsidiary" means a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Company. (Section 101)

      Limitation on Dividends. Cash dividends on or acquisitions for value of capital stock of the Company subsequent to December 31, 1984 are limited to the sum of (i) consolidated net income of the Company and its consolidated Subsidiaries calculated in accordance with generally accepted accounting principles and (ii) net proceeds from cash sales of or cash contributions to capital stock, subsequent to December 31, 1984. Substantially concurrent acquisitions of capital stock out of the net proceeds of sales of capital stock are excluded. (Section 1005)

      Restricted Subsidiary Stock and Debt. The Company will not, and will not permit any Subsidiary to, sell or otherwise dispose of any shares of stock or indebtedness for borrowed money of any Restricted Subsidiary except to the Company or to a Restricted Subsidiary unless simultaneously therewith all shares of stock and such indebtedness of such Restricted Subsidiary at the time owned by the Company and all Subsidiaries are sold or transferred. The Company will not permit any Restricted Subsidiary to issue, sell or dispose of, except to the Company or to a Restricted Subsidiary, (i) any preferred stock, except to any holders of the stock of such Restricted Subsidiary in the exercise of a pre-emptive right to subscribe to such preferred stock, or (ii) any other class of stock except on the condition that the proportionate amount of shares of stock of such class and of the total number of shares of stock of such Restricted Subsidiary held by persons other than the Company and its Restricted Subsidiaries shall not be increased and except for directors' qualifying shares. (Sections 1007 and 1008)

Modification of the Indentures

      The Indenture permits the Company and the Trustee, with the consent of the holders of not less than 66-2/3% in principal amount of the Debt Securities at the time outstanding thereunder and affected thereby, to execute a supplemental indenture modifying the Indenture or the rights of the holders of such Debt Securities and any related coupons, provided that no such modification shall, without the consent of the holder of each Debt Security affected thereby, (i) change the maturity of any Debt Security or coupon, or reduce the principal amount thereof, or reduce the rate or change the time of payment of interest thereon, or change any Place of Payment or change the coin or currency in which a Debt Security or coupon is payable or affect the right of any holder to institute suit for the enforcement of payment in accordance with the foregoing, or (ii) reduce the aforesaid percentage of Debt Securities, the consent of the holders of which is required for any such modification. (Section 902)

      The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series if Debt Securities of that series are issuable in whole or in part as Bearer Securities. (Section 1401) A meeting may be called at any time by the Trustee, or upon the request of the Company or the Holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given in accordance with the Indenture. (Section 1402) The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than 66-2/3% in principal amount of the outstanding Debt Securities of a series, the persons holding or representing 66-2/3% in principal amount of the outstanding Debt Securities of such series will constitute a quorum. (Section 1404) Except as limited by the proviso in the preceding paragraph, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any consent or waiver that may be given by the Holders of not less than 66-2/3% in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or an adjourned meeting at which a quorum is present only by the affirmative vote of 66-2/3% in principal amount of the outstanding Debt Securities of that series; and provided further that, except as limited by the proviso in the preceding paragraph, any resolution with respect to any demand, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the outstanding Debt Securities of that series.

      Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series and the related coupons.

Events of Default

      The Indenture provides that the following shall constitute Events of Default with respect to any series of Debt Securities thereunder: (i) default in payment of principal of or premium, if any, on any Debt Security of such series when due; (ii) default for 30 days in payment of interest on any Debt Security of such series when due; (iii) default in the deposit of any sinking fund payment on any Debt Security of such series when due; (iv) default in performance of any other covenant in such Indenture, continued for 30 days after written notice thereof by the Trustee thereunder or the holders of 25% in principal amount of the Debt Securities of such series at the time outstanding;
(v) default resulting in acceleration of maturity of any other indebtedness of the Company or any Restricted Subsidiary provided that such acceleration has not been rescinded or annulled within 10 days of written notice; and (vi) certain events of bankruptcy, insolvency or reorganization. (Section 501) The Company is required to file with each Trustee annually an Officers' Certificate as to the absence of certain defaults under the terms of the Indenture. (Section 1010)

      The Indenture provides that if an Event of Default specified therein shall occur and be continuing, either the Trustee or the holders of 25% in principal amount of the Debt Securities of such series then outstanding may declare the principal of all such Debt Securities (or in the case of Original Issue Discount Securities, such portion of the principal amount thereof as may be specified in the terms thereof) to be due and payable. (Section 502) In certain cases, the holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all such Debt Securities and any related coupons waive any past default or event of default except a default not theretofore cured in payment of the principal of or premium, if any, or interest on any of the Debt Securities of such series and any related coupons. (Sections 502 and 513)

      The Indenture contains a provision entitling the Trustee, subject to the duty of such Trustee during default to act with the required standard of care, to be indemnified by the holders of the Debt Securities of any series or any related coupons before proceeding to exercise any right or power under the Indenture with respect to such series at the request of such holders. (Section
603) The Indenture provides that no holder of any Debt Securities of any series or any related coupons may institute any proceeding, judicial or otherwise, to enforce the Indenture except in the case of failure of the Trustee, for 60 days, to act after it is given notice of default, a request to enforce the Indenture by the holders of not less than 25% in aggregate principal amount of the then outstanding Debt Securities of such series and an offer of reasonable indemnity to such Trustee. (Section 507) This provision will not prevent any holder of Debt Securities or any related coupons from enforcing payment of the principal thereof and premium, if any, and interest thereon at the respective due dates thereof. (Section 508) The holders of a majority in aggregate principal amount of the Debt Securities of any series then outstanding may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on it with respect to the Debt Securities of such series. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or which would be unjustly prejudicial to holders not joining therein. (Section 512)

      The Indenture provides that the Trustee thereunder will, within 90 days after the occurrence of a default with respect to any series of Debt Securities thereunder known to it, give to the holders of the Debt Securities of such series notice of such default if not cured or waived; but, except in the case of a default in the payment of principal of (or premium, if any), or interest on, any Debt Securities, the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interests of the holders of such Debt Securities. (Section 602)

Defeasance

      The Company may terminate certain of its obligations under the Indenture with respect to Debt Securities of any series, including its obligations to comply with the covenants described under the heading "Restrictive Covenants" above, with respect to the Debt Securities of such series, on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the Trustee money or Government Obligations sufficient to pay the principal of and interest on the Debt Securities of such series to maturity. Such deposit and termination is conditioned upon the Company's delivery of (a) an opinion of nationally recognized independent counsel that the holders of the Debt Securities of such series will have no federal income tax consequences as a result of such deposit and termination, (b) an officer's certificate and (c) if the Debt Securities of such series are then listed on the New York Stock Exchange, an opinion of counsel that the Debt Securities of such series will not be delisted as a result of the exercise of this option. Such termination will not relieve the Company of its obligation to pay when due the principal of or interest on the Debt Securities of such series if the Debt Securities of such series are not paid from the money or Government Obligations held by the Trustee for the payment thereof. (Section 1301)

Concerning the Trustee

      The Trustee is also trustee under indentures dated as of June 15, 1984 and September 15, 1986 between it and the Company.


                            DESCRIPTION OF WARRANTS

      The following description of the terms of the Warrants sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the Prospectus Supplement relating to such Warrants.

      Warrants may be offered independently or together with any series of Debt Securities offered by a Prospectus Supplement and may be attached to or separate from such Debt Securities. Each series of Warrants will be issued under a separate warrant agreement ("Warrant Agreement") to be entered into between the Company and a bank or trust company, as Warrant Agent (the "Warrant Agent"), all as set forth in the Prospectus Supplement relating to such series of Warrants. The Warrant Agent will act solely as the agent of the Company in connection with the certificates for the Warrants (the "Warrant Certificates") of such series and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of Warrants. Copies of the forms of Warrant Agreements, including the forms of Warrant Certificates, are filed as an exhibit to the Registration Statement to which this Prospectus pertains. The following summaries of certain provisions of the forms of Warrant Agreements and Warrant Certificates do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrant Agreements and the Warrant Certificates. Numerical references in parentheses below are to sections of the Warrant Agreements. Wherever particular sections or defined terms of the Warrant Agreement are referred to, it is intended that such sections or defined items shall be incorporated herein by reference.

General

      Reference is hereby made to the Prospectus Supplement relating to the particular series of Warrants, if any, offered thereby for the terms of such Warrants, including, where applicable: (i) the offering price; (ii) the currency or currencies in which such Warrants are being offered; (iii) the designation, aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities purchasable upon exercise of such Warrants; (iv) the designation and terms of the series of Debt Securities with which such Warrants are being offered and the number of such Warrants being offered with each such Debt Security; (v) the date on and after which such Warrants and the related series of Debt Securities will be transferable separately; (vi) the principal amount of the series of Debt Securities purchasable upon exercise of each such Warrant and the price at which and currency or currencies in which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vii) the date on which the right to exercise such Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (viii) whether such Warrants are to be issuable as Bearer Warrants and the terms upon which any Bearer Warrants of such series may be exchanged for Registered Warrants of such series; (ix) federal income tax consequences; and (x) any other terms of such Warrants.

      Warrant Certificates of each series will be issuable as Registered Warrants and may be issuable as Bearer Warrants. At the option of the holder upon request confirmed in writing, and subject to the terms of the relevant Warrant Agreement, Bearer Warrants of any series will be exchangeable into Registered Warrants or Bearer Warrants of the same series representing in the aggregate the number of Warrants surrendered for exchange, and Registered Warrants of any series will be exchangeable into Registered Warrants of the same series representing in the aggregate the number of Warrants surrendered for exchange. Warrant Certificates may be presented for exchange, and Registered Warrants may be presented for transfer (with the form of transfer endorsed thereon duly executed), at the corporate trust office of the Warrant Agent for such series of Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Warrants) without service charge and upon payment of any taxes and other governmental charges as described in the relevant Warrant Agreement. Such transfer or exchange will be effected when the Warrant Agent for such series of Warrants is satisfied with the documents of title and identity of the person making the request. Bearer Warrants will be transferable by delivery. (Section 4.01) Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the series of Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the series of Debt Securities purchasable upon such exercise, or to enforce any of the covenants in the Indenture. (Section 3.01)

Exercise of Warrants

      Each Warrant will entitle the holder thereof to purchase such principal amount of the related series of Debt Securities at such exercise price as shall in each case be set forth in, or calculable as set forth in, the Prospectus Supplement relating to such Warrant. Warrants of a series may be exercised at the corporate trust office of the Warrant Agent for such series of Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Warrants) at any time prior to 5:00 P.M., New York City time, on the Expiration Date set forth in the Prospectus Supplement relating to such series of Warrants. After the close of business on the Expiration Date relating to such series of Warrants (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants of such series will become void. (Sections 2.02 and 2.03)

      Warrants of a series may be exercised by delivery to the appropriate Warrant Agent of payment, as provided in the Prospectus Supplement relating to such series of Warrants, of the amount required to purchase the principal amount of the series of Debt Securities purchasable upon such exercise, together with certain information as set forth on the reverse side of the Warrant Certificate evidencing such Warrants and, in the case of Bearer Warrants, compliance with the procedures specified in the applicable Prospectus Supplement. Such Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt within five business days of such Warrant Certificate. Upon receipt of such payment and such Warrant Certificate, properly completed and duly executed, at the corporate trust office of the appropriate Warrant Agent (or any other office indicated in the Prospectus Supplement relating to such series of Warrants), the Company will, as soon as practicable, issue and deliver the principal amount of the series of Debt Securities purchasable upon such exercise. Registered Securities will be issued and delivered upon exercise of Registered Warrants. At the option of the holder of any Bearer Warrants, Registered Securities or Bearer Securities will be issued and delivered upon exercise of such Bearer Warrants. If fewer than all of the Warrants represented by a Registered Warrant are exercised, a new Registered Warrant will be issued and delivered for the remaining amount of Warrants. If fewer than all the Warrants represented by a Bearer Warrant are exercised, at the option of the holder thereof, a new Registered Warrant or Bearer Warrant will be issued and delivered for the remaining amount of Warrants. (Section 2.03)


        LIMITATIONS ON ISSUANCE OF BEARER SECURITIES AND BEARER WARRANTS

      In compliance with United Stated federal tax laws and regulations regarding the distribution of debt securities in bearer form, Bearer Securities and Bearer Warrants may not, in connection with their original issuance, be offered, sold, resold or delivered in the United States or to United States persons (as defined below) other than to offices located outside the United States of certain United States financial institutions that agree in writing to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986 (the "Code") and the regulations thereunder, and any underwriters, agents and dealers participating in the offering of Bearer Securities or Bearer Warrants will agree that they will not offer any Bearer Securities or Bearer Warrants for sale or resale in the United States or to United States persons (other than the financial institutions described above) or deliver Bearer Securities or Bearer Warrants within the United States. In addition, any such underwriters, agents and dealers will agree to send confirmations to each purchaser of a Bearer Security or Bearer Warrant confirming that such purchaser represents that it is not a United States person or is a financial institution described above and, if such person is a dealer, that it will send similar confirmations to purchasers from it. Bearer Securities will bear a legend substantially to the following effect: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

      Generally, for United States federal income tax purposes, any United States person who holds a Bearer Security will not be allowed to deduct any loss sustained on the sale, exchange, redemption or other disposition of such Bearer Security and will be taxed at ordinary income rates on any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange, redemption or disposition.

      As used herein, "United States" mean the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction, and "United States person" means an individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source.

      Pending the availability of a permanent Global Security or definitive Bearer Securities, as the case may be, Debt Securities that are issuable as Bearer Securities may initially be represented by a single temporary Global Security, with or without interest coupons, each to be deposited with a depositary in London for Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") and Centrale de Livraisons de Valeurs Mobilieres, S.A. ("CEDEL S.A.") for credit to the designated accounts against certifications to the effect described below. Following the availability of a permanent Global Security or definitive forms of Bearer Securities and subject to any further limitations described in the applicable Prospectus Supplement, the temporary Global Security will be exchangeable for a permanent Global Security or for definitive Bearer Securities, respectively, only upon certification that an interest in such permanent Global Security or such definitive Bearer Securities is not being acquired by or on behalf of a United States person or, if a beneficial interest in such a Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution described above; provided, however, that no definitive Bearer Security will be issued if the Company has reason to know that such certificate is false. No definitive Bearer Security will be delivered in or to the United States. If so specified in the applicable Prospectus Supplement, interest in respect of any portion of the temporary Global Security payable in respect of an Interest Payment Date prior to the issuance of a permanent Global Security or definitive Bearer Securities of any series will be paid to each of Euroclear and CEDEL S.A. with respect to the portion of the temporary Global Security held for its account. Each of Euroclear and CEDEL S.A. will undertake in such circumstances to credit such interest received by it in respect of the temporary Global Security to the respective accounts for which it holds the temporary Global Security only upon receipt in each case of (i) certification that as of the relevant interest payment date the portion of the temporary Global Security on which such interest is to be so credited is not beneficially owned by a United States person or any person who has purchased its interest in the temporary Global Security for resale to any United States person or (ii) if a beneficial interest in the portion of the temporary Global Security on which such interest is to be so credited is beneficially owned by a United States person or any person who has purchased its interest in the temporary Global Security for resale to any United States person, certification that such United States person is a financial institution described above.

      Bearer Warrants will be issued only on receipt of a certification that the Bearer Warrant in question is not being acquired by or on behalf of a United States person or, if a beneficial interest in such Bearer Warrant is being acquired by or on behalf of a United States person, that such United States person is a financial institution described above.


                              PLAN OF DISTRIBUTION

      The Company may offer and sell Debt Securities and Warrants, separately or together, to or through underwriters, acting as principals for their own accounts and/or as agents, and also may offer and sell Debt Securities and Warrants, separately or together, directly to dealers or other purchasers. Any such Debt Securities and Warrants may be offered and sold upon their original issuance or, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase by or on behalf of the Company, whether in accordance with a redemption or repayment pursuant to their terms, in the open market or otherwise. Any underwriter and/or agent will be identified and the terms of its agreement with the Company and its compensation will be described in the Prospectus Supplement. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities or Warrants offered thereby.

      Debt Securities and Warrants, separately or together, also may be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, by one or more firms ("remarketing firms") acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Debt Securities and Warrants remarketed thereby.

      The distribution of the Debt Securities and Warrants may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

      In connection with the sale of Debt Securities and Warrants, dealers may receive compensation from the Company or from purchasers of Debt Securities or Warrants for whom they may act as agents, in the form of discounts, concessions or commissions. The dealers that participate in the distribution of Debt Securities or Warrants may be deemed to be underwriters and any discounts or commissions received by them and any profit on the resale of Debt Securities or Warrants by them may be deemed to be underwriting discounts and commissions under the Act. Any such compensation will be described in the Prospectus Supplement.

      Under agreements that may be entered into with the Company, underwriters, dealers, agents and remarketing firms may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Act. Underwriters, dealers, agents and remarketing firms may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

      If so indicated in the Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities or Warrants from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Debt Securities or Warrants shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (ii) if the series of Debt Securities or Warrants being sold to such institutions are also being sold to underwriters, the Company shall have sold to such underwriters the Debt Securities or Warrants not sold for delayed delivery. The dealers and such other persons will not have any responsibility in respect of the validity of performance of such contracts.

      Each underwriter, dealer, agent and remarketing firm participating in the distribution of any Debt Securities that are issuable as Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer Securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Debt Securities.

      For as long as Part III of The Companies Act 1985 remains in force in relation to the Debt Securities or the Warrants, as the case may be, neither the Debt Securities nor the Warrants may be offered or sold in the United Kingdom, by means of this Prospectus, any Prospectus Supplement or any other document, other than to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of The Companies Act 1985. All applicable provisions of The Financial Services Act 1986 must be complied with in respect of anything done or to be done in relation to the Debt Securities or the Warrants in, from or otherwise involving the United Kingdom. Furthermore, each underwriter, dealer, agent and remarketing firm participating in the distribution of Debt Securities or Warrants will agree that it will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of such Debt Securities or Warrants if that person is of a kind described in Article 9(3) of The Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988. Once the provisions of Part V of The Financial Services Act 1986 come into force in relation to the Debt Securities or the Warrants, no advertisement may be issued in the United Kingdom offering the Debt Securities or the Warrants, as the case may be, in circumstances which would require (for the avoidance of any contravention of those provisions) a prospectus to have been delivered to the Registrar of Companies.


                                 LEGAL MATTERS

      The validity of the Debt Securities and Warrants offered hereby will be passed upon for the Company by Allan L. Ronquillo, Esq., Vice President and General Counsel of the Company, and for any underwriters and agents by Brown & Wood, New York, New York. Mr. Ronquillo will rely as to all matters of New York law on the opinion of Brown & Wood, and Brown & Wood will rely as to all matters of Michigan law on the opinion of Mr. Ronquillo. Mr. Ronquillo holds 795 shares of Chrysler's common stock and options to purchase 18,920 shares of Chrysler's common stock. Brown & Wood may from time to time render legal services to the Company and its affiliates.


                                    EXPERTS

      The consolidated financial statements and the related financial statement schedule of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

[ outside back cover, left-hand column ]

    No person is authorized to give any information or to make any representations other than those contained in this Prospectus Supplement (including the accompanying Pricing Supplement) or the Prospectus, and if given or made such information or representation must not be relied upon as having been authorized. This Prospectus Supplement (including the accompanying Pricing Supplement) and the Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this Prospectus Supplement (including the accompanying Pricing Supplement) and the Prospectus or an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus Supplement (including the accompanying Pricing Supplement) and the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or Chrysler Corporation since the date hereof, or that the information herein is correct as of any time since its date.

                                ----------------

                               Table of Contents

                                                                 Page
                             Prospectus Supplement
          Prior Sales                                             S-2
          Description of Notes                                    S-2
          Book-Entry System                                      S-13
          Certain United States Federal Income Tax
            Considerations                                       S-14
          Plan of Distribution                                   S-22
                                   Prospectus
          Available Information                                     2
          Incorporation of Certain Documents by Reference           2
          Chrysler Financial Corporation                            3
          Chrysler Financial Corporation Selected Consolidated
            Financial Data                                          5
          Information Concerning Chrysler Corporation               8
          Ratio of Earnings to Fixed Charges                       11
          Use of Proceeds                                          12
          Description of Debt Securities                           12
          Description of Warrants                                  18
          Limitations on Issuance of Bearer Securities and
            Bearer Warrants                                        20
          Plan of Distribution                                     21
          Legal Matters                                            23
          Experts                                                  23


[ outside back cover, right-hand column ]


                                 $2,500,000,000


                                  [ CFC logo ]
                         Chrysler Financial Corporation


                          Medium-Term Notes, Series Q


                             ---------------------
                             PROSPECTUS SUPPLEMENT
                             ---------------------


                              Merrill Lynch & Co.

                              Salomon Brothers Inc


                                February 2, 1996